CPI CORP

ANNUAL REPORT **2001**

creating a simpler, more profitable company focused on sustainable growth

The CDI Mission

To help clients in targeted vertical markets improve their profitability and efficiency by providing professional **project outsourcing**, specialized **temporary staffing** and **permanent placement**, allowing them to focus on their core competencies.

Index

1 Letter to Shareholders
6 The New CDI at a Glance
8 Financial Highlights
9 Form 10-K and Financial Statements

CDI Corp. (NYSE: CDI) is a global leader in providing engineering and information technology outsourcing and solutions, professional services, specialized staffing and permanent placement.



Roger H. Ballou
President and CEO

DEAR SHAREHOLDER:

The end of 2001 was a pivotal moment in CDI's history. To paraphrase Winston Churchill, it marked the end of the beginning.

2001 was a year of extraordinary challenge and change for CDI. Like companies in nearly every sector, our steadily declining revenues reflected the impact of the progressively weakening economy, exacerbated by the events of September 11.

Ironically, however, the harsh conditions we experienced in 2001 helped to illuminate some fundamental flaws in CDI's business. Although the marketplace had changed dramatically in recent years, CDI had not. We failed to evaluate our lines of business over time to make sure we were focusing our resources where they created the most value for our customers and our company. As a result, assets were mired in some low-margin business, and we had built up an infrastructure to support revenues that never materialized. Some of our core services had become commoditized, leaving us vulnerable to short-term economic cycles and pricing pressures, and we were too heavily dependent on clients in sluggish industrial sectors. There was a lack of discipline at the management level.

Clearly, it was time for dramatic and decisive change.

Under the direction of interim CEO Allen M. Levantin, CDI took action in the first three quarters of the year to compensate for the harsh market conditions, implementing cost cutting measures that resulted in the closing of 26 offices and a reduction in staff headcount of approximately 550. At the same time, the company began to focus on higher margin growth opportunities, exiting low-margin staffing accounts that failed to measure up to a benchmark of 12 percent return after tax on capital invested. The company also continued to improve working capital management to reduce long-term debt and Days Sales Outstanding.

Getting Fit for the Future

When I came on board October 1 as CDI's new President and CEO, it was apparent that CDI was primed and ready for a fundamental reorganization and a new strategic growth initiative. I promised to articulate clear, simple strategies for achieving prudent, profitable growth; to improve visibility into the performance of our business segments; to define the metrics against which we would measure our progress; and to execute with rigor and financial discipline. I announced that we would move forward in two phases, focusing on restructuring and cost reduction in Phase One and on new growth strategies and initiatives in Phase Two.

WE TOOK ADVANTAGE OF THE OPPORTUNITY TO ACT STRATEGICALLY INSTEAD OF MERELY REACTING TO THE POOR ECONOMY, AND TOOK THE NECESSARY STEPS TO RESTORE CDI TO PROFITABILITY

There's a story I've told many times about Michelangelo carving the statue of David. When he was asked how he managed to produce such an incredible work, he replied, "It was easy, I just carved away everything that wasn't David." The lesson, of course, is that strategy is as much about defining what you won't do as what you will do.

In Phase One, we restructured our company around four new business segments, meaningfully improved our cost structure and lowered our break-even point to improve profit leverage. We redirected our assets to support higher margin, longer cycle growth opportunities. In short, we took advantage of the opportunity to act strategically instead of merely reacting to the poor economy, and began to take the difficult but necessary steps to restore CDI to profitability for the long term.

The new business segments are:

- CDI Permanent Placement, comprising Management Recruiters International and focusing on mid-level and senior-level recruitment and placement. MRI will retain its current branding.
- CDI Temporary Staffing, comprising Todays Staffing and focusing on temporary administrative office and legal professional staffing in select markets. Todays Staffing will also retain its current brand identity.
- CDI Professional Services, which combines the former CDI Information Technology Services staffing business and the profitable staffing elements of CDI Technical Services. It also includes AndersElite, CDI's business in the United Kingdom. The new Professional Services segment specializes in professional staffing services targeted to assignments requiring higher knowledge content and longer cycle times in targeted vertical markets.
- CDI Project Management, comprising CDI's high-value engineering and information technology solutions project management businesses, which have longer life cycles. These units will focus on providing their specialized core competencies to targeted vertical markets with strong growth characteristics.

2001 in Review

There's no question that our restructuring program added to the financial dislocation our company experienced due to a turbulent economy. The softening of demand that CDI began to experience in late 2000 grew progressively worse in 2001, causing revenues for CDI's four business units to decline steadily throughout the year. CDI ended the year with consolidated revenues of $1.49 billion, a 13 percent decline over the previous year.

To illustrate the magnitude of our actions: the restructuring and event-driven charges incurred in 2001 totaled $1.03 per share on an after-tax basis. Although this amount includes cost-reduction measures taken in previous quarters, it mostly reflects the fourth quarter restructuring and associated events. Excluding these charges, CDI's earnings per diluted share were $0.21 for the year ended December 31, 2001. Including these charges, the company reported a net loss of $0.82 per share for the full year.

It was a difficult year for all of CDI's major business units (by our old definitions), as weak market conditions drove revenues down. The demand for permanent placement and staffing services was down sharply as companies in almost every sector reduced staff or delayed hiring, negatively affecting all four segments. Management Recruiters International had the steepest decline in revenue, down 25 percent over the previous year, followed by Todays Staffing, which had a 19 percent decline in revenue. During the year, Todays Staffing experienced a less favorable mix of business with more lower-margin managed staffing contract work.

CDI Technical Services, our technical staffing and engineering unit, was hardest hit in terms of operating profits. Heavily weighted in low-margin industrial and manufacturing accounts, the unit experienced lower demand as customers in the electronics/computer, telecommunications and automotive industries sharply reduced staffing requirements and cancelled or delayed pending projects.

CDI Information Technology Services also experienced lower revenues as a result of reduced demand for staffing services; however, this was offset in part by strong growth in the Innovantage division, which specializes in IT outsourcing and solutions.

Not all the news was bleak, however, and there are distinct bright spots on the horizon.

CDI's Professional Services segment has introduced an aggressive new metric-driven sales and service delivery model, targeting high-growth vertical markets such as pharmaceutical, banking, insurance and other growth sectors. CDI's Project Management segment is also diversifying its client base, focusing on higher margin major engineering alliance opportunities in targeted vertical markets, including aerospace, government services, and process industries such as pharmaceutical and biotech. The unit entered 2002 with a significant backlog of new business and major engineering alliance contracts. CDI's Government Services group (formerly CDI Marine Group) won significant new business in naval and defense systems, and CDI Engineering Services was awarded first-tier supplier status by a major aircraft manufacturer. Toward the end of the year, our Innovantage IT outsourcing business was gaining clients and momentum.

Although MRI experienced the steepest revenue decline, its franchise model gives it a sharp competitive edge coming off an economic downturn, as owner/operators are in place and ready to meet customers' needs while their competitors are still gearing up after heavy layoffs. When the economy rebounds, MRI will be well-positioned to capitalize on the opportunities.

AS WE GROW THE TOP LINE, WE'RE GOING TO HOLD OURSELVES TO A NEW LEVEL OF RIGOR IN HOW WE EXECUTE OUR STRATEGIES AND INITIATIVES AND MANAGE OUR FINANCES

Todays Staffing increased legal staffing revenue by 49 percent and its legal staffing client base by 34 percent, aided by expansion in Boston and into Chicago and Washington, D.C. The unit also launched the Todays.com web site, featuring real-time job postings, on-line application and client on-line ordering, attracting nearly 10,000 web candidates, and expanded its service line offerings.

Corporate expenses decreased from $25.3 million in 2000 to $23.4 million in 2001, including charges incurred in both years. Our cash management initiatives were very successful, and we continued to generate very strong cash flow. We eliminated our bank borrowings and, by the end of 2001, had accumulated approximately $18 million in cash available for investment. In addition, we reduced our Days Sales Outstanding from 64 days at the end of 2000 to 59 days for 2001.

As a result of our restructuring initiatives, we expect to realize annualized pre-tax cost savings of approximately $28 million or $0.91 per share on an after-tax basis, of which approximately $20 to $22 million or $0.65 to $0.71 per share on an after-tax basis, will be realized in 2002. As an additional benefit of the restructuring program, we expect to realize approximately $25 million in after-tax cash even after incurring cash costs to implement the plan.

Ready, Set, Grow

Having implemented our Phase One restructuring program, we are back on a track toward profitability. We will continue to look for opportunities to reduce costs; however, our main focus now is on fueling profitable and prudent growth. Our strategy is based on nine key principles:

- Focus on specialized high-margin services that are greatly valued by our customers
- Focus on targeted vertical markets with strong growth characteristics
- Limit product offerings to our strategic core competencies in those targeted vertical markets
- Lower expense base to provide lower company break-even point while maintaining the same or better quality of service
- Leverage investment spending throughout the organization
- Foster customer-centric, entrepreneurial and market-based business segments
- Add synergistic value, compliance/control at the corporate level
- Create an environment that rewards employee accomplishment and growth
- Create high value for our shareholders, customers and employees

We intend to achieve a targeted annual revenue growth rate of greater than 10 percent. Although we will pursue acquisitions that either enhance our core competencies or strengthen our competitiveness in key markets, our greatest opportunity is to grow organically. As we grow the top line, we're going to hold ourselves to a new level of rigor in how we execute our strategies and initiatives and manage our finances. We will extend our principles to the branches and roots of our organization, and we will measure our progress according to a very specific set of metrics.

We have our work cut out for us. Looking at short-term economic trends, the only thing we can be sure of is a little more uncertainty. As we turned the corner into 2002, we were forecasting a continuing sequential decline in revenues for the first half of the year and a leveling off in the second half. Even so, we expect to operate near our new break-even level in the first two quarters of 2002. If the economy begins to improve in the second half of the year, as many analysts predict, we expect our profitability to improve. The cyclical nature of the staffing business makes companies more subject to early dislocation when economic conditions are challenging. Conversely, companies in the staffing sector tend to snap back quickly when the economy begins to recover and companies need our help to fuel their expansion. When that happens, we'll be ready.

As we prepare for the inevitable economic rebound, we are also looking further into the future, which we believe holds exciting opportunities. There's a general consensus that outsourcing will continue to be a growth area as companies continue to sharpen their focus on their core competencies. We also foresee a 10 to 15 year imbalance of labor supply and demand as the baby boomer generation retires and the birth dearth generation behind it is too small to populate the gaps. As these two trends converge, our ability to source talent and provide outsourced solutions will bring great opportunity to CDI.

We move toward this bright future as a reinvigorated company, with a rational infrastructure, a business model that works and a commitment to delivering high value to our shareholders, our customers and our employees.

Thank you for your interest in CDI Corporation.

Sincerely,

Roger Ballou

KEY STRATEGY OBJECTIVES

- Achieve Return on Assets of 20%+ pre-tax within a 3-year horizon
- Redeploy assets strategically unable to hit 20% hurdle
  - Optimize balance sheet
- Reduce break-even point to less than $1 billion
- Achieve targeted annual revenue growth rates of 10%+ organically and by acquisition
- Reduce exposure during economic downturns by increasing mix of long cycle business to greater than 50%
- Increase consolidated shareholder value by making the whole of CDI more valuable than the sum of its parts within 3 years
- Maintain or establish a top five leadership position in targeted strategic product lines
  - Leverage complementary opportunities in profitable niche markets or services
- Self-fund working capital
  - After-tax variable contribution in excess of working capital needed to support growth

STRATEGIC INITIATIVES FOR 2002

- Raise gross margin to 27%+ (from 25.7% in 2001)
  - Move up value chain by reducing exposure to commodity staffing
- Exit under-producing business
  - Decrease economic cycle exposure by growing outsourcing in higher knowledge content and longer cycle areas
- Redeploy free cash to deliver focused growth of $30+ million in Legal and Medical specialized staffing, AndersElite, CDI Engineering Group
- Enhance organic growth momentum through:
  - Instituting account development focus
  - Expanded sales force
  - Improved sales management tracking
  - Revised compensation plans
- Targeted variable contribution and Days Sales Outstanding facilitating move to self-funded basis on incremental volume
  - Establish business unit and line of business specific targets
- Create economic leverage through:
  - Core competencies in the areas of Human Resources (compensation and benefits), Enterprise Information Systems (network management, etc.) and Financial (back-office) Services
  - Leverage investment spending (system strategy)
  - Further margin enhancements through targeted initiatives
- Redesign compensation to increase leverage, focus on profit growth, ROA
- Enhance risk management process
  - Fixed price contract administration
  - Managed staffing contract administration
  - Implement account pricing policies and controls
  - Improved credit and collections

The New CDI at a Glance

Philadelphia-based CDI has reorganized around four new business segments that serve primarily Fortune 1000 customers by providing customized outsourcing and staffing solutions. On any given day, the company employs approximately 24,000 employees in its four business units.

MANAGEMENT RECRUITERS INTERNATIONAL

A well-established brand, Management Recruiters International is the world's largest search and recruitment firm, specializing in mid-level and senior-level recruitment and placement through a network of more than 1,100 franchise and company-owned offices in approximately 26 countries. MRI divisions include Management Recruiters®, which helps clients identify and hire managerial and professional talent; Sales Consultants®, which specializes in placement of sales professionals; CompuSearch®, focusing on information technology professionals; OfficeMates5® and DayStar®, providing administrative and clerical personnel on a temporary and permanent basis; and MRI Worldwide, specializing in global management searches.

TODAYS STAFFING

Todays Staffing(SM) is a leading regional provider of legal professional and administrative office staffing on a temporary, temporary-to-hire and direct-hire basis. Divisions include Todays Office Staffing(SM), specializing in administrative office support; Todays Legal Staffing®, specializing in full-service professional and administrative legal staffing; and, in Canada, Todays Staffing Ltd., specializing in administrative office and light industrial staffing. Todays operates more than 100 offices in 28 U.S. states and two Canadian provinces.

CDI PROFESSIONAL SERVICES

CDI Professional Services combines the former CDI Information Technology Services staffing business and the profitable staffing elements of CDI Technical Services. It also includes AndersElite, CDI's business in the United Kingdom that focuses on the built environment. The new Professional Services segment specializes in professional staffing and managed staffing assignments requiring higher knowledge content and longer cycle times in targeted vertical markets. This segment employs more than 8,000 staff and contract professionals and operates a network of about 90 offices.

CDI PROJECT MANAGEMENT

CDI Project Management includes CDI's high-value engineering, information technology and telecommunications outsourcing and solutions businesses. Within this segment are: CDI's engineering solutions businesses, which comprise CDI Engineering Group, CDI Engineering Services, CDI Government Services (formerly CDI Marine Group) and CDI Telecommunications; and CDI's IT outsourcing and solutions business, Innovantage. This segment employs more than 3500 staff and contract professionals through a network of more than 60 offices.

COMPARISON OF 2001 REVENUES BY SEGMENT BEFORE AND AFTER RESTRUCTURING

2002 KEY INITIATIVES

- Develop large-scale project business.
- Grow international operations.
- Penetrate high demand, high margin markets.

Old Business Segment Structure

Technical Services	$	840,015
IT Services		352,157
Todays Staffing		193,666
Management Recruiters		102,220

- Attract and retain premier accounts in specific geographic areas.
- Continue to grow legal staffing business organically and through acquisitions.
- Grow fee-based business through focus on direct hire and temporary-to-hire service lines.

New Business Segment Structure

Management Recruiters	$	102,220
Todays Staffing		193,666
Professional Services		784,557
Project Management		407,615

- Modify the business portfolio by focusing on higher margin products, such as information technology services and solutions.
- Target rapidly growing vertical markets, such as financial services, pharmaceutical, power generation, information services, and government.
- Establish a standardized, metric-based sales and service delivery organization.

- Target high-growth vertical markets, including aerospace, government services, pharmaceutical and biotechnology.
- Develop long-term alliances and higher-value engineering services for larger and more complex projects.

Financial Highlights

Years ended December 31
(In thousands, except per share data and ratios)

	2001	2000	1999	1998	1997
Revenue	$1,488,058	1,717,244	1,601,877	1,540,545	1,496,758
Year-to-Year Growth	(13%)	7%	4%	3%	9%
Operating (Loss) Profit	$ (21,137)	59,805	85,976	76,110	79,118
% of Revenue	(1.4%)	3.5%	5.4%	4.9%	5.3%
(Loss) Earnings:					
Continuing	$ (15,610)	33,003	49,679	44,239	46,934
Net	$ (15,610)	33,003	52,447	45,577	37,612
(Loss) Earnings Per Share Basic:					
Continuing	$ (.82)	1.73	2.61	2.25	2.36
Net	$ (.82)	1.73	2.76	2.32	1.89
(Loss) Earnings Per Share Diluted:					
Continuing	$ (.82)	1.73	2.60	2.25	2.36
Net	$ (.82)	1.73	2.74	2.32	1.89
Shareholders' Equity	$ 310,650	325,795	293,844	240,369	215,585
Per Share	$ 16.24	17.09	15.41	12.63	10.82
Return on Equity (a)	(5%)	11%	19%	19%	24%
Leverage (b)	2%	13%	18%	13%	—
Shares Outstanding	19,128	19,065	19,072	19,034	19,924

(a) Continuing (loss) earnings divided by average equity
(b) Debt to total capital

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 10-K

(Mark one)

(X) Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2001

or

( ) Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ________ to ________

Commission file number 1-5519

CDI CORP.

(Exact name of Registrant as specified in its charter)

Pennsylvania
(State or other jurisdiction of incorporation or organization)

1717 Arch Street, 35th Floor, Philadelphia, PA 19103-2768
(Address of principal executive offices) *(Zip Code)*

23-2394430
(I.R.S. Employer Identification Number)

(215) 569-2200
Registrant's telephone number, including area code:

Securities registered pursuant to Section 12(b) of the Act:

Common stock, $.10 par value
(Title of each class)

New York Stock Exchange
(Name of exchange on which registered)

Indicate whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES __X__ NO ______

Indicate if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. __X__

The aggregate market value as of February 15, 2002 of voting stock of the Registrant held by shareholders other than executive officers, directors or known beneficial owners of 10% or more of such stock of the Registrant was:

Common stock, $.10 par value	$252,336,574
Class B common stock, $.10 par value	Not applicable

The outstanding shares of each of the Registrant's classes of common stock as of February 15, 2002 were:

Common stock, $.10 par value	19,138,615 shares
Class B common stock, $.10 par value	None

Documents Incorporated by Reference
Proxy Statement for Annual Meeting of Shareholders to be Held May 7, 2002 incorporated by reference into Part III of Form 10–K

Table of Contents

	ITEM		PAGE
PART I	1	Business	2
	2	Properties	6
	3	Legal Proceedings	7
	4	Submission of Matters to a Vote of Security Holders	7
PART II	5	Market for Registrant's Common Equity and Related Stockholder Matters	7
	6	Selected Financial Data	7
	7	Management's Discussion and Analysis of Financial Condition and Results of Operations	8
	7a	Quantitative and Qualitative Disclosures About Market Risk	14
	8	Financial Statements and Supplementary Data	15
	9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	31
PART III		Omitted	31
PART IV	14	Exhibits, Financial Statement Schedules and Reports on Form 8-K	32

Item 1. Business

The Company

Overview

CDI Corp. (the "Registrant" or the "Company") is in the business of providing staffing, project management and permanent placement services. The Company's principal executive offices are located in Philadelphia, Pennsylvania. The Company's revenues are derived primarily from Fortune 1000 companies serviced primarily in the United States.

The Company's foreign operations are primarily located in the United Kingdom and Canada.

The following chart shows the primary activities of the Company's four operating segments:

Primary Activities

Segment	Technical Staffing	Project Services	Clerical/ Administrative Staffing	Permanent Placement
Information Technology Services	x	x		
Technical Services	x	x		
Management Recruiters			x	x
Todays Staffing			x	

Personnel are recruited by the Company and assigned to work for customers in each segment of the Company's operations. Such recruited personnel are employees of the Company. The Company assumes risk with respect to the performance of its services and the acceptability of its employees to its customers.

In certain cases, particularly in the Information Technology Services and Technical Services segments, the services of personnel ("supplier associates employees") supplied by other staffing companies or contractors ("supplier associates") are used to fulfill customer expectations or customer contract requirements. In these cases, the Company receives an administrative fee for arranging for, billing for and collecting the billings related to the supplier associates. Typically, the customer is responsible for assessing the work of supplier associates who have the responsibility for the performance acceptability of their personnel to the customer.

Management Recruiters ("MRI") is in the business of providing permanent placement services with over 1,000 franchise locations throughout the world. MRI also operates company store locations that provide permanent placement and clerical/administrative staffing services. This operating segment derives its revenue from placement fees, initial franchise fees, continuing franchise royalties and clerical/administrative staffing services.

In December 2001 as part of a Plan of Restructure (the Plan), the Company decided, effective January 2002, to reorganize its business along four operating segments: Professional Services, Project Management, Permanent Placement and Temporary Staffing. The Permanent Placement and Temporary Staffing segments consist of the existing Management Recruiters and Todays Staffing operating segments. The Professional Services segment consists of the Technical Services staffing business, the Information Technology Services staffing business and the Company's AndersElite operations in the United Kingdom. The Project Management operating segment consists of CDI's engineering, information technology and telecommunications project management business. Unless otherwise noted, discussions which follow refer to the operating segments used by the Company during 2001.

Operating Segments

The following table sets forth (in thousands) the revenues and earnings from continuing operations before income taxes and minority interests attributable to the continuing operations of the operating segments of the Registrant and its consolidated subsidiaries during the years indicated and the assets attributable to each segment as of the end of each year.

	Years ended December 31,		
	2001	2000	1999
Revenues			
Information Technology Services	$ **352,157**	355,693	331,521
Technical Services	**840,015**	985,891	929,118
Management Recruiters	**102,220**	136,752	113,343
Todays Staffing	**193,666**	238,908	227,895
	$1,488,058	1,717,244	1,601,877
Earnings (loss) from continuing operations before income taxes and minority interests			
Operating (loss) profit			
Information Technology Services	$ **11,832**	17,369	22,581
Technical Services	**(24,883)**	21,827	44,435
Management Recruiters	**12,746**	30,716	22,450
Todays Staffing	**2,616**	15,153	15,166
Corporate expenses	**(23,448)**	(25,260)	(18,656)
	(21,137)	59,805	85,976
Interest expense	**3,065**	5,189	2,114
	$ **(24,202)**	54,616	83,862
Assets			
Information Technology Services	$ **104,787**	133,413	131,303
Technical Services	**242,233**	314,897	276,691
Management Recruiters	**47,247**	52,029	54,821
Todays Staffing	**50,171**	62,199	58,555
Corporate	**28,134**	9,491	9,454
Net assets of discontinued operations	–	–	856
	$ **472,572**	572,029	531,680

Information Technology Services

The Registrant's Information Technology Services operating segment provides staffing, managed staffing, project outsourcing and functional outsourcing services in the information technology markets. In providing its staffing services, the segment recruits and hires employees or secures supplier associates employees and provides these personnel to customers. Customers use the segment's employees or supplier associates employees to develop, design and maintain information systems.

In managed information technology staffing, the segment not only provides employees but may also manage the customer's entire information technology contract staffing needs. When providing managed staffing services, the segment frequently establishes a branch office at one or more of the customer's local facilities, staffs it with employees from the segment, and ties that branch into the segment's business systems. In some instances, managed information technology staffing services also include the coordination of supplier associates employees assigned to the customer from other staffing companies.

In information technology outsourcing, the segment assumes certain responsibilities for a service or a deliverable. Outsourcing services are focused on distributed systems management, application development and maintenance support, help desk services and PC support. In most instances, these outsourcing services are located on site at the customer's premises.

During the year ended December 31, 2001, Information Technology Services provided services to several hundred customers. Historically, much of its business has been performed for large industrial corporations, but the segment has begun to penetrate non-industrial fields such as banking and financial services. Customers are geographically dispersed. Managed staffing and outsourcing services are concentrated among a small number of these customers, which tend to be among the largest U.S. corporations. In 2001, one large industrial corporation comprised approximately 25% of Information Technology Services' total revenues.

Since much of the business of Information Technology Services and Technical Services is performed for large multinational manufacturing companies, a material portion of the revenues for each of these segments is derived from many of the same customers.

In providing staffing services the segment's employees are hired by the segment and assigned to work for a customer. The period of assignment depends upon the duration of the need for the skills of an individual employee. At the end of an assignment, an employee is either reassigned within the current customer, is assigned to perform services with another customer, or employment is terminated.

Supplier associates employees are engaged through another staffing company or contractor to work on an assignment for a customer. At the end of an assignment the services of supplier associates are typically terminated.

Information Technology Services' personnel are attracted to this type of employment by the opportunity to work on "state-of-the-art" projects and by the geographic and industry diversity of projects. In addition, they may be compensated at higher hourly rates than the hourly rate equivalent paid to personnel with similar backgrounds and experience employed by the segment's customers.

Information Technology Services' employees are on Information Technology Services' payroll and are subject to its administrative control. When staffing services are provided at a customer's location, the customer retains technical and supervisory control. When the segment provides managed staffing services, the segment may provide additional administrative supervision for its personnel.

The ability of Information Technology Services to find and hire personnel with the capabilities required by customers is critical to its operations. During periods of high demand for specific skills, it is not uncommon for Information Technology Services to experience pressure to pay higher wage rates or lose employees to competitors who will pay higher rates in an attempt to attract personnel with the required skills. Similarly, wage rates typically decline in periods of lower demand for such skills. To assist in fulfilling its personnel needs, a computerized retrieval system facilitates the rapid selection of resumes on file so that customers' requirements are filled quickly.

Pricing under most contracts between Information Technology Services and its customers is based on prevailing hourly rates of pay. Contracts generally do not obligate the customer to pay for any fixed number of hours. Both the customer and the segment have the right to terminate the contract, usually on short notice. Similarly, Information Technology Services maintains the right to terminate employees at will. Some customer contracts contain limitations on the maximum cost to the customer expressed either in a dollar amount or a maximum number of worker hours to be provided.

Information Technology Services operates through a network of approximately 36 sales and recruiting offices located in major markets throughout the United States and 4 international offices. As part of its Plan of Restructure the segment intends to close 4 offices.

Customers typically invite several companies to bid for contracts, which are awarded primarily on the basis of price, value-added services and prior performance. Many times customers grant multi-vendor contracts.

Industry analysts estimate the market for the Information Technology sector of the staffing industry to be approximately $26 billion a year. No single company or small group of companies is dominant. Competition in the industry is intense from national, regional and local companies, some of which serve only selected markets.

Technical Services

The Registrant's Technical Services operating segment provides staffing, managed staffing, outsourcing and consulting services in engineering and other technical fields.

In providing its staffing services, the segment recruits and hires employees or supplier associate companies. Customers use the segment's employees or supplier associates employees for expansion programs, to staff special projects and to meet peak period manpower needs.

In managed technical staffing, the segment not only provides the employees but may also manage the customer's entire contract staffing requirements. When providing managed staffing services, the segment frequently establishes a branch office at one or more of the customer's facilities, staffs it with employees from the segment, and connects that branch into the segment's business systems. In some instances, managed staffing services also include the coordination of supplier associates employees assigned to the customer from other staffing companies.

In technical outsourcing, the segment usually takes over a customer's entire technical department, staffing the department with employees and managing the production of the department's output. In most instances, the managed department is located on site at the customer's premises, but in some cases the customer may prefer an off-site location. In this case, the segment might be called upon to furnish the site as well as to furnish the computer systems needed to support the operations. The segment sometimes maintains stand-alone operations, which provide off-site services to multiple customers.

Technical Services also performs engineering consulting, providing services such as project planning and feasibility studies, conceptual engineering, detail engineering and design, procurement and project management. These activities typically take place at the segment's own facilities where the segment furnishes the computer systems support.

During the year ended December 31, 2001, Technical Services provided services to approximately 2,000 customers. Much of its business is performed for large multinational manufacturing companies. Historically, the segment's largest markets have been aircraft/aerospace, automotive, hydrocarbon/petrochemical, construction, electronics, industrial equipment, marine and telecommunications. The segment is currently refocusing and narrowing its target markets to include higher-margin services in pharmaceuticals, specialty chemicals and biotechnology. Customers are geographically dispersed. Managed staffing, outsourcing and consulting services are concentrated among a small number of these customers, which tend to be among the largest U.S. industrial corporations.

Since much of the business of Information Technology Services and Technical Services is performed for large multinational manufacturing companies, a material portion of the revenues for each of these segments is derived from many of the same customers.

Services are performed in customers' facilities ("in-customer") and in Technical Services' own facilities ("in-house") depending upon industry practice and the needs and preferences of customers. During the year ended December 31, 2001, approximately 80% of the segment's revenues were generated through in-customer work with the remaining 20% generated in-house.

In-customer staffing employees are hired by the segment and assigned to work for a customer. The period of assignment depends upon the duration of the need for the skills of an individual employee. At the end of an assignment, an employee is either reassigned within a current customer, assigned to perform services with another customer, or employment is terminated.

Supplier associates employees are engaged through another staffing company or contractor to work on an assignment for a customer. At the end of an assignment the services of supplier associates are typically terminated.

Technical Services' personnel are attracted to this type of employment by the opportunity to work on "state-of-the-art" projects and by the geographic and industry diversity of projects. In addition, they may be compensated at higher hourly rates than the hourly rate equivalent paid to personnel with similar backgrounds and experience employed by the segment's customers.

When performing services on an in-customer basis, Technical Services' employees are on Technical Services' payroll and are subject to its administrative control. The customer retains technical and supervisory control. When the segment provides managed staffing services, the segment may provide additional administrative supervision for its personnel.

When services are performed in-house, Technical Services generally provides supervision for employees, and may have increased responsibility for the performance of work that is generally monitored in conjunction with customer personnel.

The demand for in-house services is generally more constant than for in-customer staffing services. Consequently, the duration of employment of employees working on in-house services is usually longer than for employees working in in-customer staffing. Supervisory personnel at managed programs and at in-house facilities are generally long-term employees and are important to the continuing relationship with customers.

The ability of Technical Services to find and hire employees with the capabilities required by customers is critical to its operations. Such personnel usually have prior experience in their area of expertise. During periods of high demand for specific skills, it is not uncommon for Technical Services to experience pressure to pay higher wage rates or lose employees to competitors who will pay such rates in an attempt to attract personnel with the required skills. Similarly, wage rates typically decline in periods of lower demand for such skills. To assist in fulfilling its personnel needs, a computerized retrieval system facilitates the rapid selection of resumes on file so that customer requirements may be filled quickly.

Pricing under most contracts between Technical Services and its customers is based on prevailing hourly rates of pay. Contracts generally do not obligate the customer to pay for any fixed number of hours. Both the customer and the segment have the right to terminate the contract, usually on short notice. Similarly, Technical Services maintains the right to terminate employees at will. Some customer contracts contain limitations on the maximum cost expressed either in a dollar amount or a maximum number of worker hours to be provided.

Technical Services operates through a network of approximately 106 sales and recruiting offices and in-house facilities located in major markets throughout the United States and 20 international offices. As part of its Plan of Restructure the segment intends to close 12 offices.

Marketing activities are conducted by divisional and regional management to ascertain opportunities for Technical Services in specific geographic areas. Each office assists in identifying the potential markets for services in its geographic area, and develops that market through personal contact with prospective and existing customers. Additionally, Technical Services' operating management stays abreast of emerging demand for services so that efforts can be expanded or redirected to take advantage of potential business either in established or new marketing areas.

Customers typically invite several companies to bid for contracts, which are awarded primarily on the basis of price, value-added services and prior performance. Many times customers grant multi-vendor contracts.

Industry analysts estimate the market for the Technical Engineering sector of the staffing industry to be approximately $5.3 billion a year. The Registrant believes that it is one of the largest companies providing technical services in this sector of the market, but that neither it nor any small group of companies is dominant. Competition in the industry is intense from national, regional and local companies, some of which serve only selected markets.

Management Recruiters

The Registrant's Management Recruiters operating segment recruits executive, management, professional, technical, sales and clerical personnel for permanent employment positions. Candidates are recruited for many different capacities including accounting, finance, administrative, information technology, engineering, managerial, personnel, production, research and development, sales, supervision and technical. This segment derives revenue from both company-owned and franchise offices.

Fees for placement services paid by the employers are generally a percentage of the annual compensation to be paid to the new employee. Fees are paid on a retainer basis or on a contingent basis after a qualified candidate has been hired and remains employed for a trial period, generally 30 days. On large, multiple placement projects, Management Recruiters can be engaged on a retainer basis for up to a year in duration.

Management Recruiters also provides professional, executive, middle management and clerical personnel on a temporary basis, at times with the objective of permanently placing such personnel with the customer-employer. Management Recruiters employs these temporary personnel.

As of December 31, 2001, Management Recruiters had approximately 1,130 franchised offices and 45 company-owned offices providing services to both large and small employers in virtually all industries. As part of its Plan of Restructure, the segment intends to close 6 company-owned offices. Of the franchised offices, 908 are located throughout the United States with 222 offices located internationally. All company-owned offices are located in the United States. The broad geographic scope of operations enables franchisees and company-owned offices to provide nationwide recruiting and matching of employers with job candidates in the United States. The network utilizes an inter-office referral system on both national and regional levels which enables offices to cooperate in fulfilling a customer's requirements. Management Recruiters established a direct international presence in 1999 when it acquired a business headquartered in the United Kingdom that offers search and recruitment services in 35 countries around the world.

Franchisees located in the U.S. pay an initial fee approximating $75,000 to acquire a franchise. The fee is designed to cover the cost of establishing and bringing a new franchise into the system. Franchisees also pay ongoing royalties based on a percentage of the franchisee's placement fees. Franchisees benefit from Management Recruiters expertise in the business, and from its Internet presence, national marketing, public relations support and advertising campaigns.

Further, they receive extensive pre-opening training and start-up assistance on site. Franchisees also have the right to use Management Recruiters' trade names, trademarks, the inter-office referral system, operating techniques, advertising materials, sales programs, video and live interactive training programs, computer programs, Internet and intranet systems, manuals and forms.

A large number of companies are engaged in the recruitment business and Management Recruiters encounters significant competition. Employers commonly offer to more than one company the opportunity to find qualified candidates for a position making competition for qualified individuals intense. Management Recruiters' ability to obtain placements with employers is determined more on its ability to find qualified candidates than on its fee structure.

Industry analysts estimate the permanent placement market to be $16.1 billion a year. The Registrant believes that Management Recruiters has more permanent placement field offices than any of its competitors.

Todays Staffing

The Registrant's Todays Staffing operating segment provides clerical, secretarial, office support, legal, and a small number of semi-skilled light industrial personnel to customers on a temporary basis. The segment recruits and hires employees and provides these personnel to the customer on a contract or project basis. In managed staffing, the segment not only provides the employees but also manages the customer's entire contract staffing needs. In the professional segment of legal staffing, Todays Staffing also places personnel on a permanent basis. This segment is not reliant on supplier associates to any significant degree.

Customers retain Todays Staffing to meet peak period manpower needs, to temporarily replace personnel on vacation and to staff special projects. During the year ended December 31, 2001, these services were provided to approximately 8,000 customers.

Services are performed in customers' facilities by Todays Staffing employees who are hired to work on customers' projects. The period of assignment depends upon the duration of the need for the skills possessed by an individual employee. At the end of an assignment, an employee is either reassigned within the current customer, is assigned to perform services with another customer, or employment is terminated. Todays Staffing personnel are on Todays Staffing payroll and are subject to its administrative control. The customer retains supervisory control and responsibility for the performance of the employee's services. The ability of Todays Staffing to locate and hire personnel with capabilities required by customers is critical to its operations.

Pricing is based on prevailing hourly rates of pay, and arrangements with the customer generally do not obligate the customer to pay for any fixed number of hours. Both the customer and the segment have the right to terminate services, usually on short notice. Similarly, Todays Staffing maintains the right to terminate employees at will.

Todays Staffing operates through a network of approximately 112 sales and recruiting offices, 10 of which are franchised, situated in the United States and 13 offices in Canada. As part of its Plan of Restructure, the segment intends to close 3 company-owned offices. Each office is responsible for determining the potential market for services in its geographic area and developing that market through personal contact with prospective and existing customers.

Revenues from both company and franchised offices are reflected in the segment's revenues. Todays Staffing employs all of the temporary personnel, including those recruited by the franchised offices, and also bears the responsibility for billing services to customers and for collection of billings. Franchisees are responsible for selling services to customers, recruiting temporary personnel and for administrative costs. Franchisees are paid by Todays Staffing a portion of the gross profit on their accounts.

The segment competes with large national companies and many smaller companies in regional and local markets. The market for the office/clerical sector of the staffing industry is estimated by industry analysts to be approximately $22 billion a year.

Employees

At December 31, 2001 the Registrant had approximately 23,570 employees. The Registrant believes that its relations with its employees are generally good.

Item 2. Properties

The Information Technology Services operating segment has approximately 36 facilities throughout the United States and 4 facilities internationally, occupying a total of approximately 122,000 square feet of space. Most of the space is devoted to sales, marketing and administrative functions, and a small portion is used for in-house operations. The facilities are leased under terms generally extending up to five years.

The Technical Services operating segment has approximately 106 facilities throughout the United States and 20 facilities internationally, occupying a total of approximately 650,000 square feet of space. Approximately 260,000 square feet is devoted to in-house technical services and the balance to sales, marketing and administrative functions. The facilities are leased under terms generally extending up to five years.

The Management Recruiters operating segment occupies approximately 175,000 square feet of office space at 45 locations, primarily for its company-owned permanent placement offices. These facilities are leased for varying terms, the majority of which extend up to five years. Management Recruiters also had 1,130 franchised offices. Franchisees enter into their own leases for which the segment assumes no obligation.

The Todays Staffing operating segment occupies approximately 177,000 square feet of office space at approximately 102 locations for its company-owned temporary services offices. These facilities are leased for varying terms generally extending up to five years. Todays Staffing also has 10 franchised offices. Franchisees enter into their own leases for which the segment assumes no obligation.

The Registrant's corporate headquarters is located in Philadelphia, Pennsylvania occupying 65,000 square feet of office space.

Item 3. Legal Proceedings

Not Applicable.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Stock price and other information regarding the Registrant's common stock is for the years ended December 31, 2001 and 2000. The Registrant's common stock is traded on the New York Stock Exchange.

	2001		2000	
	High	**Low**	High	Low
First quarter	**17.00**	**12.00**	25.69	18.25
Second quarter	**18.20**	**12.50**	25.88	18.44
Third quarter	**18.45**	**11.05**	23.00	14.94
Fourth quarter	**20.50**	**13.82**	17.44	11.00

No cash dividends were declared during the years ended December 31, 2001 and 2000. The Company has no present intention of paying cash dividends during the year ending December 31, 2002.

Shareholders of record on March 7, 2002 numbered 505. This number counts each street name account as only one shareholder, when, in fact, such an account may represent multiple owners. Taking into account such multiple owners, the total number of shareholders approximated 4,400.

Item 6. Selected Financial Data

Following is Selected Financial Data for the years ended December 31, 2001, 2000, 1999, 1998 and 1997. The data presented is in thousands, except for per share data.

	2001	2000	1999	1998	1997
Earnings Data					
Revenues	**$1,488,058**	1,717,244	1,601,877	1,540,545	1,496,758
(Loss) earnings from continuing operations	**$ (15,610)**	33,003	49,679	44,239	46,934
Discontinued operations	**–**	–	2,768	1,338	(9,322)
Net (loss) earnings	**$ (15,610)**	33,003	52,447	45,577	37,612
Basic (loss) earnings per share:					
(Loss) earnings from continuing operations	**$ (.82)**	1.73	2.61	2.25	2.36
Discontinued operations	**$ –**	–	.15	.07	(.47)
Net (loss) earnings	**$ (.82)**	1.73	2.76	2.32	1.89
Diluted (loss) earnings per share:					
(Loss) earnings from continuing operations	**$ (.82)**	1.73	2.60	2.25	2.36
Discontinued operations	**$ –**	–	.14	.07	(.47)
Net (loss) earnings	**$ (.82)**	1.73	2.74	2.32	1.89
Cash dividends	**$ –**	–	–	–	–
Balance Sheet Data					
Total assets	**$ 472,572**	572,029	531,680	435,814	348,837
Long-term debt (including current portion)	**$ 7,913**	49,623	65,651	35,059	–
Shareholders' equity	**$ 310,650**	325,795	293,844	240,369	215,585

Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

CDI Corp. (CDI or the Company) encountered a number of challenges in 2001 that negatively impacted its operating results, the most important of which was the dramatic slowdown in the United States economy throughout 2001, a pattern which was accentuated in the fourth quarter after the events of September 11, 2001. Consolidated revenues declined sequentially in each quarter throughout 2001 and also declined compared to the comparable quarters in 2000. The Company addressed these issues through a number of actions, the most important of which was the adoption of a Plan of Restructure (the Plan) approved by the Company's Board of Directors in December 2001. Under the Plan, CDI commenced a process in January 2002 to exit lower-margin customer relationships, redeploy its assets to support growth in higher-margin businesses and lower its break-even point through a structural cost reduction. The Company intends to achieve this cost reduction through the streamlining of its information technology and financial systems and its operations management and support structures. In conjunction with the Plan, the Company recorded a provision for restructure in the fourth quarter of 2001 related to the following:

Asset impairments	$	14.2 million
Provision for severance		4.7 million
Provision for termination of operating leases		3.5 million
	$	22.4 million

The breakdown of the restructuring charge among operating segments was as follows:

Information Technology Services	$	4.6 million
Technical Services		14.5 million
Management Recruiters		1.9 million
Todays Staffing		0.6 million
Corporate		0.8 million
	$	22.4 million

The Plan calls for the decommissioning of the Company's Enterprise Resource Planning (ERP) system during the first six months of 2002 and the transition to systems that are targeted to the specific businesses that they support and that can be maintained at a lower cost. Accordingly, the Company wrote down its investment in the ERP software by $13.3 million to the estimated fair value of the software at year-end. Over the six months ending June 30, 2002 the Company will depreciate the remaining estimated fair value of the software of $5.3 million along with $1.4 million of associated computer hardware on which the software resides and which has no alternative use. CDI will record depreciation of $3.3 million per quarter in the first six months of 2002 related to the plan to decommission the system. The remaining asset impairments of $0.9 million relate to assets at closed units with no alternative use and goodwill.

The provision for severance relates to the involuntary termination of approximately 350 employees. Management expects this program to be completed by September 30, 2002. This program was communicated to employees prior to year-end, and relates to a fundamental reorganization of the Company's lines of business and the management of those businesses. The Plan also calls for the exit of certain lower-margin customer relationships and the reorganization of the remaining business into four operating segments: Professional Services, Project Management, Permanent Placement and Temporary Staffing. The Permanent Placement and Temporary Staffing segments are the same as CDI's existing Management Recruiters (MRI) and Todays Staffing operating segments. The Company is creating the Professional Services segment by combining the higher-margin elements of the Technical Services staffing business with the existing Information Technology Services staffing business. The segment will also include AndersElite, CDI's United Kingdom subsidiary. The Project Management operating segment will comprise CDI's engineering, information technology and telecommunications project management businesses. While the discussion herein relates to the segments the way the Company was managed in 2001, future reports will include segment information using the new management structure. Included in Note 13 to the Company's Consolidated Financial Statements is supplemental information about the Company as if the new reporting structure had been in place for 2001.

The provision for termination of operating leases relates to the Company's decision to close 25 offices and to consolidate certain locations providing support services to the operating businesses. The Company commenced closing the offices and support locations in January 2002 and intends to complete these closures by September 30, 2002.

Operating and administrative expenses also contain event-driven charges of approximately $8.8 million in 2001 including: Additional provision for doubtful accounts related to the exit of lower-margin customer relationships ($1.9 million), costs associated with the decision to decommission the Company's Enterprise Resource Planning system ($1.4 million), provisions for severance and office closures ($3.5 million), the write down of a strategic investment ($1.0 million) and certain other charges ($1.0 million). The breakdown of these charges by operating segment is as follows:

Information Technology Services	$	1.2 million
Technical Services		3.2 million
Management Recruiters		0.1 million
Todays Staffing		1.2 million
Corporate		3.1 million
	$	8.8 million

Results of Operations, year ended December 31, 2001 vs. year ended December 31, 2000

Consolidated Results

The Company recorded consolidated revenues of $1,488.1 million, down $229.2 million (13%) from last year, as each operating segment reported lower revenues. As noted above, the continuing economic slowdown in the United States adversely affected the staffing industry in 2001, and was a primary contributing factor to the decline in revenues. Gross profit of $382.8 million was down $83.9 million (18%) compared to 2000. The gross profit margin was 25.7% of revenues in 2001 compared to 27.2% in 2000, principally reflecting higher employee costs and a less favorable mix of business as the economy softened. Operating and administrative expenses, excluding the restructuring charge of $22.4 million, were $381.5 million, a decrease of $25.4 million (6%) from the prior year. Operating and administrative costs include the $8.8 million of event-driven charges discussed above, an additional increase in the provision for doubtful accounts of $3.7 million (related principally to the increased frequency of bankruptcies among CDI's customers in 2001) and higher depreciation of $4.3 million (related principally to management information systems infrastructure). Operating and administrative costs fell in spite of these increases as cost savings initiatives which commenced in the second quarter had an increasing effect throughout the year.

Interest expense of $3.1 million fell $2.1 million (41%) from the prior year, mostly reflecting reduced average borrowings during the year as well as lower interest rates. The Company's effective income tax rate was 37.2% in 2001 compared to 38.0% in 2000.

The Company's loss per share in 2001 was $.82 compared to earnings per diluted share of $1.73 last year. In the current year, basic and diluted shares are the same because including common stock equivalents would have been antidilutive. Acquisition activity in 2001 was not significant and therefore did not significantly affect results of operations.

Similarly, for the year ended 2000 the Company also incurred event-driven charges as follows:

Resolution of dispute with health insurance provider	$	4.4 million
Billing adjustments		4.5 million
Executive separation costs		1.1 million
Other		1.7 million
	$	11.7 million

These charges are broken down by operating segment as follows:

Information Technology Services	$	1.5 million
Technical Services		8.3 million
Todays Staffing		0.2 million
Corporate		1.7 million
	$	11.7 million

During 2000, the Company reached a settlement with its health insurance provider related to rates and claims payments. As a result, the Company recorded a charge of $4.4 million. The Company also completed an extensive review of its customer accounts and related costs and following that review and reflecting management's assessment of the Company's ultimate ability to recover these amounts, adjustments totaling $4.5 million were charged to operations. The Company also recorded $1.1 million of separation costs associated with changes in management personnel, including the Company's former President and Chief Executive Officer.

Finally, in 2000 the Company recorded other charges of $1.7 million related to decisions made subsequent to the resignation of its former President and Chief Executive Officer including the cancellation of consulting contracts, costs associated with acquisitions the Company was no longer pursuing, the write-off of a start-up investment and costs associated with the decision to close two Company offices.

Segment Discussion

Information Technology Services

Information Technology Services' revenues of $352.2 million were $3.5 million (1%) lower than the previous year. The segment had experienced higher revenues in the early part of the year as new business initiatives undertaken in the second half of 2000 took hold. The slowing economy reversed this trend in the second half of 2001. However, the Company's Innovantage business, which supplies higher-level information technology consulting and outsourcing services, experienced higher revenues in 2001 compared to 2000. The segment reported operating income of $17.6 million, excluding the restructuring and event-driven charges noted above ($11.8 million including such charges), compared to an operating profit of $18.9 million last year excluding the charges in 2000 noted above ($17.4 million including such charges). The reduced operating profit represents a lower direct margin on the unit's sales, mostly reflecting higher employee expenses and an unfavorable shift in the mix of business, partially offset by reduced operating and administrative expenses. During 2001 and 2000, one customer accounted for approximately 25% of total segment revenues.

Technical Services

The Technical Services operating segment had revenues of $840.0 million, a reduction of $145.9 million (15%) from 2000. Throughout the year, the segment's quarterly revenues fell sequentially as well as compared to the comparable quarters of 2000 because of the slowing economy, which reduced demand in each of the segment's businesses (staffing, engineering services and telecommunications) from many of the segment's large, industrial customers. Additionally, the segment's revenues were adversely affected by the decision to exit lower-margin customer relationships. The unit experienced an operating loss of $7.2 million in 2001 excluding the restructuring and event-driven charges noted above ($24.9 million including such charges), compared to an operating profit of $30.1 million in 2000 excluding the charges in 2000 noted above ($21.8 million including such charges). The operating loss resulted principally from the lower revenues, which caused the unit to perform below its break-even point, although higher employee benefits costs and a less favorable mix of business also caused a reduction in gross profit margin.

Todays Staffing (Todays)

Todays revenues of $193.7 million were $45.2 million (19%) lower than 2000, as the slowing economy particularly impacted Todays' administrative staffing business. Additionally, the unit experienced an unfavorable shift in mix of business to less profitable managed staffing arrangements. Todays had an operating profit of $4.4 million, excluding restructuring and event-driven charges ($2.6 million including such charges), compared to an operating profit of $15.4 million, excluding the charges in 2000 noted above ($15.2 million including such charges). Lower operating and administrative costs were not sufficient to offset the reductions in revenues and gross profit.

Management Recruiters (MRI)

MRI's revenues in 2001 of $102.2 million fell $34.5 million (25%) from the prior year, also reflecting the slowing economy and its impact on demand for permanent placement services. Revenues declined at both MRI-owned locations and in franchise revenue received from MRI's franchised locations. The segment had an operating profit of $14.7 million, excluding restructuring and event-driven charges ($12.7 million including such charges), compared to an operating profit of $30.7 million last year. The reduction in revenues was the primary reason for lower operating profit in 2001.

Corporate

Corporate expenses in 2001 totaled $19.5 million excluding restructuring and event-driven charges ($23.4 million including such charges), compared to $23.6 million last year, excluding the charges noted above ($25.3 million including such charges). The reduction in corporate expenses resulted from reduced corporate-sponsored spending on information technology infrastructure and tighter cost controls.

Corporate expenses include costs of $2.8 million in 2001 related to its investment in a start-up company that is intended to provide internet-based third-party administration of staffing and human resources requirements.

Results of Operations, year ended December 31, 2000 vs. year ended December 31, 1999

Consolidated Results

The Company achieved revenues of $1,717.2 million in 2000, an increase of $115.4 million (7%) over 1999. All operating segments achieved year-over-year growth in revenues. Gross profit of $466.8 million increased $42.1 million (10%) over the prior year. The gross profit margin improved to 27.2% in 2000 from 26.5% in 1999. The improvement in margin reflected the Company's increased emphasis on contract pricing and improved operating results at MRI.

Operating and administrative costs of $407.0 million rose $68.3 million (20%) compared to 1999. During 2000, the Company invested in additional recruiters, management and infrastructure as well as new business initiatives. In addition, recruiter compensation and bonus structures were changed to promote retention and increase productivity in light of very challenging labor supply and competitive pressures. The Company also incurred additional system costs to support its front- and back-office systems.

The 1999 operating profit of $86.0 million fell $26.2 million (30%) to $59.8 million in 2000. As noted above, the Company was faced with very challenging recruiting and employee market conditions in 2000, along with the additional charges of $11.7 million discussed above, both of which served to increase costs. Interest expense of $5.2 million more than doubled from $2.1 million in 1999, primarily as a result of higher average borrowings during the year. The Company's income tax rate was 38.0% in 2000 compared to 39.3% in 1999, primarily as a result of state tax minimization strategies. Earnings per share were $1.73 per diluted share in 2000, compared to $2.60 per diluted share from continuing operations in 1999. There were no discontinued operations in 2000. Acquisition activity in 2000 was not significant and did not have a significant effect on results of operations.

Segment Discussion

Information Technology Services

Information Technology Services operating segment revenues of $355.7 million rose $24.2 million (7%) compared to 1999. The segment experienced softer demand for its services in the early part of 2000 (attributed by management to major customers' hesitancy to launch new spending programs on the heels of spending required to maintain Year 2000 readiness). During the second half of 2000, the segment experienced increased demand as customers initiated new systems projects, connected new systems to the Internet, and developed formal outsourcing strategies in areas such as console operations and help-desk support.

The segment's operating profit margin declined to 4.9% from 6.8% in 1999. In addition to the charges noted above, the segment invested in additional recruiters and enhanced its compensation programs in order to strengthen the unit's ability to attract and retain productive recruiters and compete in a very tight market for qualified technical talent. The unit also incurred additional costs to implement a national staffing model and to launch its Innovantage brand to signal its focus on professional services and functional outsourcing.

Technical Services

Technical Services operating segment revenues of $985.9 million rose $56.8 million (6%) over 1999. This segment experienced solid increases in revenue, particularly during the first half of 2000. However, growth slowed during the second half of 2000. During the third quarter of 2000, revenues declined from the second quarter due largely to the termination of a high-margin multi-year telecommunications contract. There was a significant reduction in customer requirements following the customer's merger, which occurred on June 30, 2000. The contract was ultimately terminated in September 2000. Additionally, in the fourth quarter, the segment experienced a sharp and broad-based reduction in demand for services in its aerospace, electronics/computer, chemical, telecommunications, automotive and marine services lines.

Operating profit margins declined to 2.2% from 4.8% in 1999. In addition to the $8.3 million charges discussed above, the segment made significant investments in management infrastructure and operations support, particularly in its telecommunications group. The operating profit margin was also negatively impacted by the third quarter termination of the high-margin telecommunications contract. The segment was unable to immediately adjust its cost structure to compensate for the loss of the contract.

Todays Staffing (Todays)

Todays revenues of $238.9 million increased $11.0 million (5%) over 1999. However, revenue growth began to decelerate after the first quarter of 2000. This slowdown was broad-based and not geographic or industry specific. The unit's slower revenue growth reflected the impact of an increasingly tighter labor market, making candidate recruiting more difficult and increasing turnover among the segment's recruiting and sales professionals, as a result of increased industry competition.

Operating profit margins declined to 6.3% in 2000 from 6.7% in 1999. This slight decline was due, in part, to a decision to close two offices. In addition, during the year, the segment experienced higher than normal turnover among its staff, including recruiting professionals, and implemented a series of recruiting and retention measures resulting in higher costs.

Management Recruiters (MRI)

MRI's revenues of $136.7 million rose $23.4 million (21%) over 1999. MRI experienced strong demand in all its geographic regions and growth in all key sales channels including company-owned offices, franchised offices and its client services group, which services large-block permanent placement assignments.

Operating profit margin was 22.5% in 2000 compared to 19.8% in 1999. The improvement was attributable to continuing strong cost controls, strong performance by the segment's franchise organization and, in part, to a favorable recovery of a disputed contract.

Inflation

Information Technology Services, Technical Services, and Todays Staffing segments' services are priced generally in close relationship with direct labor costs. MRI's search services are priced as a function of salary levels of job candidates. In 2001, employee benefits costs, particularly health care costs, rose significantly due to the Company's participation rates and claims experience and were not fully recovered through higher employee co-pays or pricing adjustments. The Company is reviewing its options for reducing these costs and does not believe that they represent a general inflationary trend in its costs. Otherwise, inflation has not been a meaningful factor in the Company's operations.

Liquidity and Capital Resources

The Company's main sources of liquidity are cash from operations and bank borrowings. The Company has an unsecured revolving credit agreement (the "Credit Agreement") with a syndicate of banks that provides for borrowings up to $75 million. During 2001, the Company amended the Credit Agreement to reduce the aggregate commitment from $100 million due to the reduced capital needs of the Company currently. The Credit Agreement expires March 31, 2003. An additional $25 million unsecured line of credit was terminated, also reflecting the reduced capital needs of the Company currently. In addition, the Company maintains an uncommitted short-term line of credit with a bank for up to $18 million. Borrowings are priced at floating rates of interest or at rates that are related to the lending banks' cost of funds and, therefore, the Company is subject to market risks as interest rates change (See Item 7a. below). These sources have been adequate to support growth opportunities in the Company's businesses. The Credit Agreement contains covenants related to certain financial ratios. The Company was in compliance with these covenants at December 31, 2001.

At December 31, 2001, the Company had eliminated all bank borrowings and had approximately $18 million of cash that was invested in short-term instruments. The Company's remaining debt of approximately $8 million (all of which is classified as current) principally represents notes which will mature in July 2002.

The Company's main asset is accounts receivable (approximately 56% and 65% of total assets at December 31, 2001 and 2000, respectively) and, accordingly, expansions and contractions of the Company's business operations can directly affect consolidated working capital, which in turn has a direct effect on total capital employed. During 2001, the Company was able to eliminate its bank borrowings and accumulate cash because of the reduced level of operations and an improvement in the collection cycle of the Company's receivables. If the Company were to significantly expand its operations or if it experienced a significant slowdown in collections of receivables, it could be necessary for the Company to borrow funds under its available lines of credit in order to fund operations.

Cash flows from operations were $100.9 million in 2001, an increase of $42.4 million over 2000, in spite of the Company's net loss for the year. The primary reason for this improvement was a reduction in receivables, reflecting the reduced level of business and the improvement in the Company's collection cycle. This improvement was partially offset by lower payables balances; also reflecting reduced levels of operations in 2001. Cash used in investing activities was $28.8 million in 2001, a reduction of $14.9 million from 2000. This lower investment resulted from reduced purchases of fixed assets (principally investments in information technologies infrastructure), in the current year. Acquisition activity in 2001 was not significant. Payments for acquisitions in 2001 totaled $11.3 million, approximately the same as 2000, and principally represented payments relating to prior years' acquisitions. The Company's total remaining potential liability for such contingent consideration is approximately $1.1 million.

Cash used in financing activities was $57.2 million in 2001, compared to $14.7 million used in financing activities in 2000. The increase principally represented repayments of the Company's bank borrowings. The Company also began to reduce its borrowings in 2000, as the Company focused on working capital management.

The Company believes that cash flows from operations as well as available borrowing arrangements will be sufficient to meet its cash requirements during 2002.

Accounting Principles and New Accounting Standards

Significant Accounting Principles

The preparation of financial statements in conformity with generally accepted accounting principles requires management to select appropriate accounting principles from those available, to apply those principles consistently and to make reasonable estimates and assumptions that affect revenues and associated costs as well as the reported amounts of assets and liabilities. Because the staffing businesses in which the Company operates are labor intensive, the timing and amounts of revenue recognized in the performance of the staffing services and the associated employee costs related to such revenue are particularly important.

The Company's recognition of revenue and its estimate of the collectibility of those revenues require considerable judgment by management. Within CDI's staffing operations, revenue is generally recognized as services are provided. Within its project operations, the Company must also determine if contractual commitments have been fulfilled or if fixed-price contracts, if any, will result in a loss. CDI attempts to minimize its exposure to these factors in its project operations by limiting the performance commitments it makes and by emphasizing cost-plus arrangements with its customers. The Company's financial statements do not reflect any provision for future losses on fixed-price contracts and management believes that revenue for its project operations has been appropriately recognized.

Also, the Company's customers generally consist of Fortune 1000 businesses, so that, historically, customer creditworthiness had not been a major concern. In the past two years, however, deteriorating economic conditions as well as mergers and acquisitions activity among the Company's customers has increased CDI's credit risk. Mergers and acquisitions activity has increased CDI's credit risk either because customers have been spun off into smaller, more highly-leveraged entities, or because CDI's business has become more concentrated within very large organizations. CDI has increasingly emphasized its customer creditworthiness and receivables collections, but was still required to increase its provision for doubtful accounts to $9.4 million in 2001 (including the $1.9 million event-driven charges associated with exited customer relationships) from $3.9 million in 2000.

The Company has risk participation arrangements with respect to workers compensation and health care insurance. The amounts included in the Company's costs related to this risk participation are estimated and can vary based on changes in assumptions, the Company's claims experience or the providers included in the associated insurance programs.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (SFAS 141) "Business Combinations" and Statement of Financial Accounting Standards No. 142 (SFAS 142) "Goodwill and Other Intangible Assets". SFAS 141 is effective for any business combinations initiated after June 30, 2001, while SFAS 142 becomes effective for the Company commencing January 1, 2002. Generally, SFAS 141 requires the Company to use the purchase method to account for its acquisitions, if any. The Company does not believe that SFAS 141 will have a significant impact on its financial position or results of operations. SFAS 142 affects how the Company accounts for goodwill and other intangible assets acquired in both previous and any future acquisitions. SFAS 142 requires that the Company cease amortization of goodwill effective January 1, 2002, but that goodwill amounts carried on its balance sheet be subject to an annual impairment test.

The Company is currently in the process of evaluating SFAS 142. A study is required by SFAS 142 to be completed by June 30, 2002 and any potential impairment must be finally determined and recorded by December 31, 2002. At December 31, 2001, the Company had goodwill of $88 million and had goodwill amortization of $6.0 million for the year then ended.

In July 2001 the FASB issued Statement of Financial Accounting Standards No. 143 (SFAS 143) "Accounting for Asset Retirement Obligations". SFAS 143 is effective for fiscal years beginning after June 15, 2002, although earlier application is encouraged. SFAS 143 relates to the recognition in financial statements of legal obligations associated with the retirement of fixed assets. Management does not believe that the Company has any assets that require the accrual of a retirement obligation.

In October 2001 the FASB issued Statement of Financial Accounting Standards No. 144 (SFAS 144) "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 is effective for fiscal years beginning after December 15, 2001, and supersedes FASB Statement No. 121 "Accounting for the Impairment of Long-Lived Assets to be Disposed Of" and certain provisions of Accounting Principles Board Opinion No. 30 "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" related to the disposal of a segment of a business. Earlier application is permitted. Management is currently evaluating the impact of this Statement on the Company.

In January 2002, the Emerging Issues Task Force of the FASB (the EITF) issued Consensus No. 01-14 "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred". This consensus requires that certain reimbursable costs incurred and rebilled to customers be included in both revenues and cost of services, rather than "netting" these amounts in revenues. EITF Consensus 01-14 is effective for fiscal years commencing after December 15, 2001. The Company will implement this Consensus beginning in the first quarter of 2002 and appropriately reclassify prior periods. This consensus will not affect financial position or net earnings, and is not expected to have a material effect on revenues and cost of services.

As stated in Note 1 to the financial statements, "Summary of Significant Accounting Policies," the Company consolidates all of its wholly owned and majority-owned subsidiaries. The Company does not have any off-balance sheet financing other than operating leases, the commitments for which are disclosed in Note 11 to the consolidated financial statements.

A Look Forward

As noted above, management of the Company has been reorganized along four operating segments: Professional Services, Project Management, Permanent Placement and Temporary Staffing. Management currently believes that revenues for its four operating segments will total approximately $1 billion to $1.2 billion in 2002, depending largely on the strength of the United States economy. The Company expects to continue its process of pruning marginal or unprofitable customer relationships, particularly in the Professional Services segment and to redeploy its capital into its more profitable higher-margin services targeted to specific industry markets. These higher-margin services include information technology staffing within the Professional Services segment, outsourcing projects within the Project Management segment and legal staffing within the Temporary Staffing segment. The Company also continues to look for opportunities to lower its cost structure.

Certain information in this report, including Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Certain forward-looking statements can be identified by the use of forward-looking terminology such as, "believes", "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or the negative thereof or other comparable terminology, or by discussions of strategy, plans or intentions. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include risks and uncertainties such as competitive market pressures, material changes in demand from larger customers, availability of labor, the Company's performance on contracts, changes in customers' attitudes toward outsourcing, government policies or judicial decisions adverse to the staffing industry, changes in economic conditions and delays or unexpected costs associated with implementation of the Company's Plan of Restructure. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company assumes no obligation to update such information.

Item 7a. Quantitative and Qualitative Disclosures About Market Risk

The Company's only financial instruments are debt instruments, which primarily consist of its lines of credit. The Company does not actively manage its interest rate risk. Presently the impact of a 10% (approximately 60 basis points) increase in interest rates on its variable rate debt (using average debt balances during the year ended December 31, 2001 and average 2001 interest rates) would have a relatively nominal impact on the Company's results of operations.

Consolidated Statements of Earnings

(In thousands, except per share data)	Years ended December 31, 2001	2000	1999
Revenues	**$1,488,058**	1,717,244	1,601,877
Cost of services	**1,105,224**	1,250,485	1,177,250
Gross profit	**382,834**	466,759	424,627
Operating and administrative costs	**381,545**	406,954	338,651
Provision for restructure	**22,426**	–	–
Operating (loss) profit	**(21,137)**	59,805	85,976
Interest expense	**3,065**	5,189	2,114
(Loss) earnings from continuing operations before income taxes and minority interests	**(24,202)**	54,616	83,862
Income tax benefit (expense)	**8,998**	(20,741)	(32,960)
(Loss) earnings from continuing operations before minority interests	**(15,204)**	33,875	50,902
Minority interests	**406**	872	1,223
(Loss) earnings from continuing operations	**(15,610)**	33,003	49,679
Discontinued operations	**–**	–	2,768
Net (loss) earnings	**$ (15,610)**	33,003	52,447
Basic (loss) earnings per share:			
(Loss) earnings from continuing operations	**$ (.82)**	1.73	2.61
Discontinued operations	**$ –**	–	.15
Net (loss) earnings	**$ (.82)**	1.73	2.76
Diluted (loss) earnings per share:			
(Loss) earnings from continuing operations	**$ (.82)**	1.73	2.60
Discontinued operations	**$ –**	–	.14
Net (loss) earnings	**$ (.82)**	1.73	2.74

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(In thousands, except share data)	December 31, 2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 26,255	11,432
Accounts receivable, less allowance for doubtful accounts of $8,377-2001; $3,694-2000	262,535	371,088
Prepaid expenses	9,275	8,267
Deferred income taxes	17,693	11,969
Total current assets	315,758	402,756
Fixed assets, net	50,910	66,110
Deferred income taxes	5,920	–
Goodwill and other intangible assets, net	88,195	90,281
Other assets	11,789	12,882
	$ 472,572	572,029
Liabilities and Shareholders' Equity		
Current liabilities:		
Obligations not liquidated because of outstanding checks	$ 10,304	22,568
Accounts payable	29,864	44,266
Withheld payroll taxes	5,743	3,343
Accrued compensation and related costs	47,878	63,500
Other accrued expenses	43,750	32,628
Income taxes payable	2,512	12,746
Current portion of long-term debt	7,913	–
Total current liabilities	147,964	179,051
Long-term debt	–	49,623
Deferred income taxes	–	1,272
Deferred compensation	12,583	13,144
Minority interests	1,375	3,144
Shareholders' equity:		
Preferred stock, $.10 par value - authorized 1,000,000 shares; none issued	–	–
Common stock, $.10 par value - authorized 100,000,000 shares; issued 20,078,972 shares-2001; 20,015,561 shares–2000	2,008	2,002
Class B common stock, $.10 par value authorized 3,174,891 shares; none issued	–	–
Additional paid-in capital	17,629	16,677
Retained earnings	315,698	331,308
Accumulated other comprehensive loss	(2,038)	(1,999)
Unamortized value of restricted stock issued	(690)	(230)
Less common stock in treasury, at cost - 950,502 shares-2001; 950,135 shares-2000;	(21,957)	(21,963)
Total shareholders' equity	310,650	325,795
	$ 472,572	572,029

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)	2001	2000	1999
		Years ended December 31,	
Continuing Operations			
Operating activities:			
(Loss) earnings from continuing operations	**$ (15,610)**	33,003	49,679
Minority interests	**406**	872	1,223
Depreciation	**22,009**	17,719	14,040
Amortization of goodwill and intangible assets	**6,194**	5,931	4,304
Non-cash restructure expenses	**21,709**	–	–
Income tax benefit (expense) (less) greater than tax payments	**(23,378)**	(1,836)	8,521
Change in assets and liabilities net of effects from acquisitions:			
Decrease (increase) in accounts receivable	**108,783**	(17,471)	(35,129)
(Decrease) increase in payables and accrued expenses	**(19,758)**	21,341	(5,966)
Other	**509**	(1,102)	2,121
	100,864	58,457	38,793
Investing activities:			
Purchases of fixed assets	**(19,439)**	(30,615)	(27,585)
Acquisitions, net of cash acquired	**(11,311)**	(11,677)	(42,622)
Other	**1,918**	(1,427)	(589)
	(28,832)	(43,719)	(70,796)
Financing activities:			
Borrowings long-term debt	**10,581**	37,661	34,704
Payments long-term debt	**(55,530)**	(53,689)	(6,096)
Obligations not liquidated because of outstanding checks	**(12,264)**	1,122	18
Other	**4**	171	580
	(57,209)	(14,735)	29,206
Net cash flows from continuing operations	**14,823**	3	(2,797)
Net cash flows from discontinued operations	–	–	7,264
Increase in cash and cash equivalents	**14,823**	3	4,467
Cash and cash equivalents at beginning of year	**11,432**	11,429	6,962
Cash and cash equivalents at end of year	**$ 26,255**	11,432	11,429

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(In thousands)		2001	2000	1999
			Years ended December 31,	
Common stock				
Beginning of year	$	2,002	2,000	1,995
Exercise of stock options		2	2	4
Restricted stock issued		4	–	1
End of year	$	2,008	2,002	2,000
Additional paid-in capital				
Beginning of year	$	16,677	16,539	15,534
Exercise of stock options		57	250	672
Restricted stock-issued		698	–	278
Restricted stock-vesting/forfeiture		(83)	(35)	(25)
Restricted stock-change in value		8	(147)	76
Stock Purchase Plan		272	70	4
End of year	$	17,629	16,677	16,539
Retained earnings				
Beginning of year	$	331,308	298,305	245,858
Net (loss) earnings		(15,610)	33,003	52,447
End of year	$	315,698	331,308	298,305
Accumulated other comprehensive loss				
Beginning of year	$	(1,999)	(611)	(720)
Translation adjustment		(582)	(845)	109
Unrealized loss on investment		543	(543)	–
End of year	$	(2,038)	(1,999)	(611)
Unamortized value of restricted stock issued				
Beginning of year	$	(230)	(945)	(1,117)
Restricted stock-issued		(702)	–	(279)
Restricted stock-vesting/forfeiture		23	479	188
Restricted stock-change in value		(8)	147	(76)
Restricted stock-amortization of value		227	89	339
End of year	$	(690)	(230)	(945)
Treasury stock				
Beginning of year	$	(21,963)	(21,444)	(21,181)
Restricted stock issued		29	–	–
Exercise of stock options		–	(40)	(75)
Restricted stock-forfeiture		(23)	(479)	(188)
End of year	$	(21,957)	(21,963)	(21,444)
Comprehensive income				
Net (loss) earnings	$	(15,610)	33,003	52,447
Translation adjustment		(582)	(845)	109
Unrealized loss on investment		543	(543)	–
	$	(15,649)	31,615	52,556

See accompanying notes to consolidated financial statements.

Notes To Consolidated Financial Statements
(In thousands, except shares, per share data and ratios)

Note 1 – Significant Accounting Policies

Principles of Consolidation – The consolidated financial statements include the accounts of CDI Corp. (CDI or the Company) and all wholly-owned and majority-owned subsidiaries after elimination of intercompany balances and transactions.

Use of Estimates and Uncertainties - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Company has risk participation arrangements with respect to workers compensation and health care insurance. The amounts included in the Company's costs related to this risk participation are estimated and can vary based on changes in assumptions, the Company's claims experience or the providers included in the associated insurance programs.

The Company can be affected by a variety of factors including uncertainty relating to the performance of the U.S. economy, competition, demand for the Company's services, adverse litigation and claims and the hiring, training and retention of key employees.

Allowance for Doubtful Accounts - An allowance against accounts receivables is provided for receivable that are not expected to be realized. The allowance is established based on historical experience and for any receivables that are known or estimated to be uncollectible.

Fixed Assets - Fixed assets are stated at cost and are depreciated on the straight-line method at rates calculated to provide for retirement of assets at the end of their estimated useful lives. The annual rates generally are 14% to 33% for computer hardware, 14% to 50% for computer software and 10% to 25% for equipment and furniture. Leasehold improvements are amortized over the shorter of the estimated life of the asset or the lease term.

Goodwill and Other Intangible Assets, Net - Goodwill of $87,758 as of December 31, 2001 and $89,726 as of December 31, 2000 represents the cost in excess of the fair value of net assets acquired related to acquisitions and is being amortized on a straight-line basis generally over 15 or 20 years. For the years ended December 31, 2001, 2000 and 1999 amortization expense was $6,028, $5,763 and $3,478, respectively. Accumulated amortization was $21,616 as of December 31, 2001 and $15,588 as of December 31, 2000.

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (SFAS 141) "Business Combinations" and Statement of Financial Accounting Standards No. 142 (SFAS 142) "Goodwill and Other Intangible Assets". SFAS 141 is effective for any business combinations initiated after June 30, 2001, while SFAS 142 becomes effective for the Company commencing January 1, 2002. Generally, SFAS 141 requires the Company to use the purchase method to account for its acquisitions, if any. The Company does not believe that the implementation of SFAS 141 will have a significant impact on its financial position or results of operations. SFAS 142 affects how the Company accounts for goodwill and other intangible assets acquired in both previous and any future acquisitions. SFAS 142 requires that the Company cease amortization of goodwill effective January 1, 2002, but that goodwill amounts carried on its balance sheet be subject to an annual impairment test.

The Company is currently in the process of evaluating SFAS 142. A study is required by SFAS 142 to be completed by June 30, 2002, and any potential impairment must be finally determined and recorded by December 31, 2002.

The Company reviews long-lived assets, goodwill and other identifiable intangibles to be held, used or disposed of for impairment based on the undiscounted cash flows from the related assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

In October 2001 the FASB issued Statement of Financial Accounting Standards No. 144 (SFAS 144) "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 is effective for fiscal years beginning after December 15, 2001, and supersedes FASB Statement No. 121 "Accounting for the Impairment of Long-Lived Assets to be Disposed Of" and certain provisions of Accounting Principles Board Opinion No. 30 "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" related to the disposal of a segment of a business. Earlier application is permitted. Management is currently evaluating the impact of this Statement on the Company.

Obligations Not Liquidated Because of Outstanding Checks - The Company manages its levels of cash in banks to minimize its cash balances. Cash balances as reflected by banks are higher than the Company's book balances because of checks in float throughout the banking system. Cash is generally not provided to accounts until checks are presented for payment. The differences in balances created by this float result in negative cash balances in the Company's records. These negative balances are reflected in current liabilities as Obligations Not Liquidated Because of Outstanding Checks.

Revenue Recognition - The Company derives its revenues from several sources. All of the Company's segments perform staffing services. The Company's Technical Services and Information Technology Services segments also typically perform project services. The Management Recruiters segment derives the majority of its revenue and profits from permanent placement fees, initial franchise fees and continuing franchise royalties.

Staffing Services - Revenues derived from staffing services are recorded on a gross basis as services are performed and associated costs have been incurred using employees of the Company. In these circumstances, the Company assumes the risk of acceptability of its employees to its customers. In certain cases, the Company may utilize other companies and their employees to fulfill customer requirements. In these cases the Company receives an administrative fee for arranging for, billing for and collecting the billings related to these companies. The customer is typically responsible for assessing the work of these companies who have responsibility for the acceptability of their personnel to the customer. Under these cir cumstances, the Company's reported revenues are net of associated costs (effectively the administrative fee).

Project Services - Project services are generally provided on a cost-plus-fixed-fee or time-and-material basis. Typically, a customer will outsource a discrete project or activity and the Company assumes responsibility for performance of the function or project. The Company recognizes revenues and associated costs on a gross basis as services are performed and costs are incurred using its employees. In instances where project services are provided on a fixed-price basis, the Company recognizes revenues using the percentage-of-completion method, and periodically evaluates the need to provide for any losses on these projects.

Permanent Placement Fees - The Company earns permanent placement fees from its company-owned operations and royalties from its franchisees. Fees for contingent searches are recognized at the time the candidate commences employment. For retained searches, where the Company or the franchisee receives a fee for specific services rendered, such revenues are recognized as the related services are rendered. Revenues associated with Company-owned operations are recorded on a gross basis and royalties from franchisees are recorded on a net basis as a component of revenue.

Initial Franchise Fees - Fees related to sales of new franchises are deferred until the franchise commences operations, at which time the Company has substantially fulfilled its requirements under the franchise agreement.

There was no single customer from whom the Company derived 10% or more of its consolidated revenues during 2001, 2000, or 1999.

In January 2002, the Emerging Issues Task Force of the FASB (the EITF) issued Consensus No. 01-14 "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred". This consensus requires that certain reimbursable costs incurred and rebilled to customers be included in both revenues and cost of services, rather than "netting" these amounts in revenues. EITF Consensus 01-14 is effective for fiscal years commencing after December 15, 2001. The Company will implement this Consensus beginning in the first quarter of 2002 and appropriately reclassify prior periods. This Consensus will not affect financial position or net earnings, and is not expected to have a material effect on revenues and cost of services.

Stock-Based Compensation - The Company uses the intrinsic value based method of accounting for stock options and similar instruments granted to employees and directors in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. No compensation expense has been recognized in the financial statements for grants of stock options because option exercise prices are not less than the fair market value of the underlying common stock at dates of grants.

Income Taxes - The Company accounts for income taxes in accordance with FASB Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes", which requires an asset and liability approach of accounting for income taxes. The Company and its wholly-owned U.S. subsidiaries file a consolidated federal income tax return.

Cash and Cash Equivalents – The Company considers its holdings of highly liquid money-market instruments to be cash equivalents if the securities mature within 90 days from the date of acquisition. These investments are carried at cost, which approximates fair value.

Fair Value of Financial Instruments - The Company's carrying value of significant financial instruments approximates fair value because of the nature and characteristics of its financial instruments. The Company's financial instruments are accounts receivable, accounts payable, accrued expenses and long-term debt. The Company does not have any off-balance sheet financial instruments or derivatives.

Per Share Data - Earnings (loss) used to calculate both basic and diluted earnings (loss) per share for all periods are the reported earnings (loss) in the Company's consolidated statement of earnings. Because of the Company's capital structure, all reported earnings (loss) pertain to common shareholders and no assumed adjustments are necessary.

The number of common shares used to calculate basic and diluted earnings per share for 2001, 2000 and 1999 was determined as follows:

	2001	2000	1999
Basic			
Average shares outstanding	**19,086,755**	19,073,267	19,052,110
Restricted shares issued not vested	**(10,000)**	(29,795)	(38,605)
	19,076,755	19,043,472	19,013,505
Diluted			
Shares used for basic	**19,076,755**	19,043,472	19,013,505
Dilutive effect of stock options	–	7,757	63,661
Dilutive effect of units under the Stock Purchase Plan	–	52,183	34,738
Dilutive effect of restricted shares issued not vested	–	1,020	4,073
	19,076,755	19,104,432	19,115,977

In 2001, basic and diluted shares are the same because including the effect of common stock equivalents such as stock options, units under the Company's Stock Purchase Plan and restricted shares issued but not yet vested would have been antidilutive.

Foreign Currency Translation - Foreign subsidiaries of the Company use local currency as the functional currency. Net assets are translated at year-end rates while revenues and expenses are translated at average exchange rates. Adjustments resulting from these translations are reflected in accumulated other comprehensive loss in shareholders' equity. Gains and losses arising from foreign currency transactions are reflected in the consolidated statements of earnings.

Comprehensive Income - Comprehensive income consists of net earnings, foreign currency translation adjustments and adjustments related to an equity investment which was classified as an available for sale security.

Note 2 – Provision for Restructure and Other Charges

In December 2001 the Board of Directors of the Company approved a Plan of Restructure (the Plan) which was designed to reorganize the Company's management and operations, exit lower-margin customer relationships and lower the Company's break-even point through a structural cost reduction. The Company intends to achieve this cost reduction by streamlining its information technology and financial systems and its operating management and support structures. In conjunction with the Plan, the Company recorded a provision for restructure in the fourth quarter of 2001 related to the following:

	Amount	Reduction of Assets	Cash Expenditures	Net Accrual at December 31, 2001
Asset impairments	$ 14,231	(14,231)	–	–
Provision for severance	4,716	–	(717)	3,999
Provision for termination of operating leases	3,479	–	–	3,479
	$ 22,426	(14,231)	(717)	7,478

The breakdown of the restructuring charge among operating segments (see Note 12) was as follows:

Information Technology Services	$	4,652
Technical Services		14,452
Management Rectruiters		1,936
Todays Staffing		596
Corporate		790
	$	22,426

The Company anticipates that the net accruals at December 31, 2001, which are included in other accrued expenses in the accompanying balance sheet, will be substantially paid by September 30, 2002.

The Plan calls for the decommissioning of the Company's Enterprise Resource Planning (ERP) system during the first six months of 2002 and the transition to systems that are targeted to the specific businesses that they support and that can be maintained at a lower cost. Accordingly, the Company wrote down its investment in the ERP software by $13,266 to the estimated fair value of the software at year-end. The Company will depreciate the remaining fair value of the software of $5,300 over the six months ending June 30, 2002 along with approximately $1,400 of associated computer hardware on which it resides and which has no alternative use. CDI will record additional depreciation of approximately $3,350 per quarter in the first six months of 2002 related to the plan to decommission the system. The remaining asset impairments of $965 relate to assets at closed units with no alternative use and goodwill.

The provision for severance relates to the involuntary termination of approximately 350 employees. This program, which was communicated to employees prior to year-end, relates to a fundamental reorganization of the Company's lines of business and the management of those businesses. The Plan also calls for the exit of certain low margin customer relationships and the reorganization of the remaining business into four operating segments: Professional Services, Project Management, Permanent Placement and Temporary Staffing. Of the employees identified, substantially all of the terminations commenced in January 2002 and are expected to be substantially completed by September 30, 2002.

The provision for termination of operating leases relates to the Company's decision to close 25 offices and to consolidate certain locations providing support services to the operating businesses. The Company commenced closing the offices and support locations in January 2002 and expects to substantially complete its facility closures by September 30, 2002.

The Company also incurred event-driven charges of $8,788 in 2001 including: Additional provision for doubtful accounts related to the exit of lower-margin customer relationship ($1,859), costs associated with the decision to decommission the Company's Enterprise Resource Planning system ($1,400), provisions for severance and office closures ($3,517), the write down of a strategic investment ($960) and certain other charges ($1,052). The breakdown of these charges by operating segment is as follows:

Information Technology Services	$	1,267
Technical Services		3,201
Todays Staffing		1,143
Management Recruiters		63
Corporate		3,114
	$	8,788

In 2000, the Company recorded charges totaling $11,685 related to resolution of a dispute with its health insurance provider ($4,368), billing adjustments ($4,476), executive separation costs ($1,106) and other charges ($1,735). The breakdown of these charges among operating segments (see Note 12) was as follows:

Information Technology Services	$	1,457
Technical Services		8,275
Todays Staffing		216
Corporate		1,737
	$	11,685

Note 3 – Acquisitions

Investments in businesses acquired totaled $6,333, $9,265 and $50,012 for the years ended December 31, 2001, 2000 and 1999, respectively. All acquisitions were accounted for using the purchase method. For 2001, assets of $4,451 were acquired (including goodwill of $4,180) along with liabilities of $293. A portion of the investment in 2001 reduced minority interests by $2,175. For 2000, assets of $8,297 were acquired (including goodwill of $6,825) along with liabilities of $46. A portion of the investment in 2000 reduced minority interests by $1,014. For 1999, assets of $55,603 were acquired (including goodwill of $44,736) together with liabilities of $6,330 and minority interests of $739.

Investments in businesses acquired in 2000 amounting to $675 were not paid during the year and are not included in investing activities in the Consolidated Statement of Cash Flows for the year ended December 31, 2000. This amount was actually paid in 2001 and is included in investing activities in the Consolidated Statement of Cash Flows for the year ended December 31, 2001.

Investments in businesses acquired in 1999 amounting to $7,390 were not paid during the year and are not included in investing activities in the Consolidated Statement of Cash Flows for the year ended December 31, 1999. Of that amount, $4,303 and $3,087 were paid in 2001 and 2000, respectively and are included in investing activities in the Consolidated Statements of Cash Flows for the years ended December 31, 2001 and 2000, respectively.

Financial results of the acquired operations are reflected in the accompanying Consolidated Statements of Earnings from dates of acquisition. The acquisitions did not have a significant effect on reported earnings in the year of acquisition, and earnings would not have been significantly different from reported earnings had the acquisitions occurred at the beginning of the years.

In connection with certain acquisitions, the Company is obligated to pay contingent consideration if the acquired businesses achieve certain earnings and operating performance targets over periods ranging from one to five years. In general, amounts are due based on pre-determined performance levels at the time of the acquisition. If such pre-determined performance levels are attained in the future in their entirety, contingent consideration approximating $1,093 would be due. Contingent consideration, when earned, is recorded as additional purchase consideration and would increase goodwill. Any such amounts are uncertain until required performance levels are actually attained.

Note 4 – Accounts Receivable

The Company's principal asset is accounts receivable, which arises as a result of the Company's provision of services under contract or agreement. Substantially all of the Company's customers are provided trade credit. The primary users of the Company's services are large, industrial organizations, many of which are Fortune 1000 companies. Historically, customer creditworthiness was not a significant issue. In the past two years however, deteriorating economic conditions as well as mergers and acquisitions activity among the Company's customers has increased CDI's credit risk. Mergers and acquisitions activity has increased CDI's credit risk either because customers have been spun off into smaller, more highly leveraged entities or because its business has become more concentrated within very large organizations. CDI has increasingly emphasized its customer creditworthiness and receivables collections, but was still required to increase its provision for doubtful accounts to $9,436 in 2001 (including the $1,859 even-driven charges associated with exited customer accounts) from $3,863 million in 2000 and $915 in 1999.

Significant portions of the Company's revenue base and receivables are concentrated in certain industries. As of each of December 31, 2001 and 2000, receivables from customers in the electronics/information processing industries comprised approximately 20% and 25%, respectively of consolidated receivables, receivables from customers in the aircraft/aerospace industries comprised approximately 10% and 15% of consolidated receivables and customers in the telecommunications industry comprised approximately 10% and 15%, respectively of consolidated receivables.

Note 5 – Fixed Assets

Fixed assets at December 31, 2001 and 2000 were comprised of the following:

	2001	2000
Computers and systems	**$ 95,872**	95,999
Equipment and furniture	**34,769**	37,537
Leasehold improvements	**13,016**	11,640
	143,657	145,176
Accumulated depreciation	**(92,747)**	(79,066)
	$ 50,910	66,110

Note 6 – Long-term Debt

Long-term debt at December 31, 2001 and 2000 was as follows:

	2001	2000
Notes payable to banks under revolving credit agreement	$ –	25,000
Note payable to bank under committed line of credit	–	12,854
Notes payable to banks under uncommitted lines of credit	–	8,800
Other	**7,913**	2,969
Total	**7,913**	49,623
Less current portion	**(7,913)**	–
Long-term portion	$ –	49,623

During 2001, the Company amended its unsecured revolving credit agreement (the "Credit Agreement") with a syndicate of banks. The aggregate commitment under the Credit Agreement was reduced to $75 million, reflecting the reduced capital needs of the Company currently, and the maturity of the agreement was extended to March 31, 2003. The Credit Agreement provides for an annual facility fee that can range from .3% to .4% of the banks' commitments depending upon the ratio of the Company's indebtedness to earnings (as defined in the agreement). As of December 31, 2001 the applicable facility fee was .3%. Interest on borrowings is at variable rates based on the London Interbank Offered Rate ("LIBOR") (adjusted for reserve requirements) plus a LIBOR margin that can range from .7% to 1.1% depending upon the ratio of the Company's indebtedness to earnings (as defined in the agreement).

An unsecured committed line of credit with a bank that provided for up to $25 million of borrowings was terminated during 2001 because of the reduced capital needs of the Company currently.

The Company maintains an uncommitted short-term line of credit for $18 million with a bank under which interest rates are quoted on a transactional basis that are related to the bank's cost of funds.

Other debt consists principally of notes that mature in July, 2002.

The weighted average interest rate incurred on borrowings for the years ended December 31, 2001, 2000 and 1999 was 4.95%, 6.75% and 5.68%, respectively.

Borrowings at December 31, 2001 are classified as current because they are due within one year and the Company intends to repay such borrowings as they become due. Borrowings at December 31, 2000 were classified as long-term because the Company intended to refinance maturities as they became due under the Credit Agreement.

The Credit Agreement contains certain financial ratio covenants. The Company was in compliance with the terms of the Credit Agreement as of December 31, 2001.

Note 7 – Capital Stock

Stock Classification - Common stock and Class B common stock have equal rights except that dividends (other than stock dividends) may be declared and paid on common stock in excess of amounts declared and paid on Class B common stock. The Class B common stock is convertible on a share-for-share basis into common stock. Class B shares so converted are then cancelled. At December 31, 2001, and 2000 no Class B common shares were issued.

Restricted Common Stock - During the years ended December 31, 2001 and 1999, the Company issued shares of restricted common stock which vest either with the passage of time (ranging from three to ten years) or based on the percentage achievement of pre-determined goals (covering periods ranging from three to five years). Shares that do not vest are forfeited.

Restricted common shares that vest over time have a fixed value when issued. The value of restricted shares that vest based on performance will fluctuate with changes in the fair market value of the common stock until there is a determination as to performance vesting. Over the period of time that these shares may become vested, there will be charges to earnings for the fair value based on the aggregate number of these shares. As such charges occur, unamortized value of restricted stock will be reduced. To the extent that shares are forfeited, the unamortized value of such restricted stock will be reduced and the forfeited shares will be placed in treasury stock.

Changes in common shares outstanding for the years ended December 31, 2001, 2000 and 1999 follow:

	2001	2000	1999
Shares issued			
Beginning of year	20,015,561	19,999,463	19,951,300
Exercise of stock options	4,000	12,622	37,000
Restricted stock issued	45,000	–	11,000
Stock Purchase Plan	14,411	3,476	163
End of year	20,078,972	20,015,561	19,999,463
Treasury shares			
Beginning of year	950,135	927,651	917,458
Exercise of stock options	–	2,517	3,150
Restricted stock issued	(1,250)	–	–
Restricted stock forfeiture	1,617	19,967	7,043
End of year	950,502	950,135	927,651

Note 8 – Stock Based Plans

As of December 31, 2001, the Company maintains two stock-based incentive compensation plans under which the Company has granted stock options to certain employees and directors. The Company adopted the CDI Corp. 1998 Non-Qualified Stock Option Plan (the "1998 Plan") as a replacement for the Non-Qualified Stock Option and Stock Appreciation Rights Plan (the "Old Plan"). Coincident with the adoption of the 1998 Plan, no additional stock options or stock appreciation rights may be granted under the Old Plan. The Company has applied the same accounting practice to both the 1998 Plan and the Old Plan.

Non-qualified stock options under the 1998 Plan may be granted to employees, directors and consultants. Stock options outstanding to individuals other than employees and directors are not significant. Grants under the 1998 Plan, except for grants to certain non-employee directors whose retainer fees may be paid in whole or in part via stock options, are determined by the Compensation Committee appointed by the Board of Directors. The price at which options are to be exercised may not be less than 100% of the fair market value per share of the Company's common stock on the date of grant and, unless otherwise determined by the Committee, options granted under the 1998 Plan will expire in ten years from the date of grant.

Under the terms of the Old Plan, non-qualified stock options and stock appreciation rights could be granted separately or in tandem to salaried employees, directors and consultants. Grants under the plan, except for grants to certain non-employee directors whose retainer fees were in part paid via stock options, were determined by the Compensation Committee appointed by the Board of Directors. The price at which options or stock appreciation rights may be exercised were not to be less than 50% of the market value per share of the Company's common stock on the date of grant and, unless otherwise determined by the Committee, options or rights granted under the plan were not to be exercised after five years from date of grant.

As of December 31, 2001, 1,374,711 shares of common stock are reserved for future issuance under these plans upon the exercise of stock options. There are and have been no stock appreciation rights outstanding under the Old Plan.

Activity under both stock option plans is as follows:

	Shares subject to options	Weighted average exercise price
December 31, 1998	809,961	$ 32.18
Granted	553,747	$ 24.38
Exercised	(37,000)	$ 14.78
Cancelled	(189,674)	$ 28.48
December 31, 1999	1,137,034	$ 27.56
Granted	742,141	$ 20.94
Exercised	(12,622)	$ 18.32
Cancelled	(593,912)	$ 27.46
December 31, 2000	1,272,641	$ 25.72
Granted	869,730	$ 15.40
Exercised	(4,000)	$ 14.23
Cancelled	(414,658)	$ 25.49
December 31, 2001	1,723,713	$ 20.59

Additional information regarding options outstanding as of December 31, 2001, 2000 and 1999, is as follows:

	2001	2000	1999
Range of exercise prices			
Lowest	**$ 14.23**	15.31	15.00
Highest	**$ 46.50**	46.50	46.50
Weighted average remaining life	**7.8 years**	7.0 years	7.3 years
Options exercisable			
Number of shares	**439,886**	334,597	250,609
Weighted average exercise price	**$ 30.71**	30.46	31.24

The Company accounts for stock options granted to employees and directors using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost for stock options is recognized for awards granted at exercise prices that are at or above fair market value.

SFAS No. 123, "Accounting for Stock-Based Compensation," uses a fair value based method of accounting for stock options. Had SFAS No. 123 been adopted, additional compensation expense would have been recorded. Compensation expense has been determined for the Company's stock option plans based on the fair values of awards at dates of grant. If SFAS No. 123 had been adopted, earnings from continuing operations and related earnings per share would have been the pro forma amounts indicated below for the years ended December 31, 2001, 2000 and 1999:

		2001	2000	1999
(Loss) earnings from continuing operations				
As reported	**$**	**(15,610)**	33,003	49,679
Pro forma	**$**	**(19,082)**	30,017	47,621
Basic earnings per share				
(Loss) earnings from continuing operations				
As reported	**$**	**(.82)**	1.73	2.61
Pro forma	**$**	**(1.00)**	1.58	2.50
Diluted earnings per share				
(Loss) earnings from continuing operations				
As reported	**$**	**(.82)**	1.73	2.60
Pro forma	**$**	**(1.00)**	1.57	2.49

The pro forma results may not be representative of the effects on reported earnings for future years. These results consider the impact of stock options granted since January 1, 1995 only. The weighted average fair value of options granted in 2001, 2000 and 1999 has been estimated on the dates of grant using the Black-Scholes Option Pricing Model using the following weighted-average assumptions:

	2001	2000	1999
Risk-free interest rate	**4.84%**	6.43%	5.41%
Expected life of option	**10 years**	10 years	10 years
Expected stock price volatility	**40%**	46%	42%
Expected dividend yield	**–**	–	–

Under the terms of the Stock Purchase Plan for Management Employees and Non-Employee Directors ("SPP"), designated employees and non-employee directors have the opportunity to purchase the Company's common stock on a pre-tax basis. Employee participants use a portion of their annual bonus awards to purchase SPP units. Certain senior management personnel are required to participate and have 25% of their annual bonus awards used to purchase SPP units. Employees who participate voluntarily may have up to 25% of their annual bonus awards used to purchase SPP units. Senior management personnel required to participate may also voluntarily have up to an additional 25% of their annual bonus awards used to purchase SPP units. Non-employee directors may participate by using some or all of their retainer fees to purchase SPP units.

Under the terms of the 2000 Stock Unit Plan ("SUP"), designated employees have the opportunity to earn shares of CDI common stock. Current grants under the plan vest with three continuous years of service ending June 30, 2003.

The number of SPP units credited to a participant is determined by dividing the amount of the annual bonus or director retainer fees used to purchase SPP units by the fair market value of a share of the Company's common stock on the date that the participant's account is credited with the SPP units. The Company also makes a matching contribution of one SPP unit for every three SPP units purchased by a participant on a voluntary basis.

Each SPP unit represents the participant's right to receive one share of the Company's common stock upon the satisfaction of the vesting period applicable to the SPP unit. Vesting takes place over a period of three to ten years as chosen by the participant.

If a participant's employment terminates or service on the Company's Board of Directors ceases for any reason after three years from the start of a vesting period (regardless of the vesting period chosen), the participant will receive shares of the Company's common stock for all the SPP or SUP units credited to his account pertaining to the vesting period. If employment for an employee participant terminates within the first three years of a vesting period, the employee participant, under certain circumstances, may receive cash in lieu of shares of the Company's common stock in an amount that does not take into account any appreciation in the value of such shares or the Company's matching contribution of units. If an SUP Participant terminates before completing three continuous years of service by June 30, 2003 all benefits are forfeited. If a non-employee director does not stand for re-election to the Board, he will receive shares of the Company's common stock for all the SPP units credited to his account regardless of the vesting period chosen.

There are 129,262 SPP units and SUP units outstanding (including Company matching units) as of December 31, 2001. These SPP units were determined using a weighted average market price of $18.91 per share. Costs charged to earnings during 2001, 2000 and 1999 related to this plan were $824, $657 and $1,133, respectively. Costs charged to earnings related to employee participants include the amount of the deferred bonus for the year used to purchase SPP units plus a portion of the value of the Company match SPP units credited to participant's accounts. Company match SPP units have a fixed value determined at the time participants' accounts are credited, which value is charged to earnings over a three-year period, the minimum period over which employee participants vest in these units. Costs charged to earnings related to non-employee directors include the amount of the deferred retainers fees used to purchase SPP units plus the value of the Company match SPP units credited to a director's account. These Company match units have a fixed value that is charged to earnings over a one-year period.

Note 9 – Income Taxes

Income tax benefit (expense) relating to continuing operations for the years ended December 31, 2001, 2000 and 1999 was comprised of the following:

	Total	Federal	State	Foreign
2001				
Current	**$ (4,610)**	**(1,036)**	**(1554)**	**(2,020)**
Deferred	**13,608**	**8,746**	**4,677**	**185**
	$ 8,998	**7,710**	**3,123**	**(1,835)**
2000				
Current	$ (26,199)	(18,788)	(3,069)	(4,342)
Deferred	(5,458)	(4,157)	(1,322)	(21)
	$ (20,741)	(14,631)	(1,747)	(4,363)
1999				
Current	$ (27,311)	(21,080)	(3,012)	(3,219)
Deferred	(5,649)	(4,664)	(1,025)	40
	$ (32,960)	(25,744)	(4,037)	(3,179)

The tax effects of the principal components creating net deferred income tax assets as of December 31, 2001 and 2000 were as follows:

	2001	2000
Components creating deferred tax assets		
Expenses not currently deductible (principally compensation and payroll-related)	**$ 26,966**	22,085
Intangible assets amortization	**140**	664
Other	**489**	698
Operating loss carryforwards	**3,274**	628
	30,869	24,075
Components creating deferred tax liabilities		
Deferral of revenues and accounts receivable	**(1,524)**	(2,735)
Basis differences for fixed assets	**(2,291)**	(8,924)
Other	**(3,441)**	(1,719)
	(7,256)	(13,378)
	$ 23,613	10,697

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the benefits of the deferred tax assets will not be achieved. The ultimate realization of deferred tax assets is dependent upon several factors, including past and future taxable income. Based upon the assessment of the prospects for achieving the benefits of the deferred tax assets, the Company believes it is more likely than not that such benefits will be realized.

The effective income tax rates relating to continuing operations for the years ended December 31, 2001, 2000 and 1999 differed from the applicable federal rate as follows:

	2001	2000	1999
Federal rate	**35%**	(35%)	(35%)
State income taxes	**7%**	(2%)	(3%)
Expenses permanently nondeductible for tax purposes	**(4%)**	(1%)	(1%)
Other	**(1%)**	–	–
Effective income tax rate	**37%**	(38%)	(39%)

At December 31, 2001 for state income tax purposes, there are operating loss carryforwards aggregating approximately $46,000 expiring in varying amounts from 2003 through 2019.

Note 10 – Retirement Plans

Trusteed contributory and non-contributory defined contribution retirement plans have been established for the benefit of eligible employees. Costs of the plans are charged to earnings and are based on either a formula using a percentage of compensation or an amount determined by the Board of Directors of the Company. Costs of the plans that are qualified for income tax purposes are funded. Costs of plans that are not qualified are not funded. Charges to earnings for these retirement plans for the years ended December 31, 2001, 2000 and 1999 were $4,099, $5,771, and $5,304, respectively.

The Company does not provide other post-retirement or post-employment benefits.

Note 11 – Leases

Offices used for sales, recruiting and administrative functions and facilities used for in-house engineering, design and drafting are occupied under numerous leases that expire through 2009. In addition, there are leases for computers and office equipment. Rental expense under all leases for the years ended December 31, 2001, 2000 and 1999 was $28,684, $26,679, and $23,918, respectively.

For periods after December 31, 2001, approximate minimum annual rental expense under non-cancelable leases aggregate $52,140 with rentals of $16,759 due in 2002, $12,865 due in 2003, $11,126 due in 2004, $7,558 due in 2005, and $3,342 due in 2006, and $490 due thereafter. These amounts include accrued lease liabilities of $3,479 included in the liability for restructure as of December 31, 2001.

Note 12 - Operating Segments

The Company's internal reporting structure is based upon type of services provided and, in the case of certain services having similar characteristics, upon management responsibility. Internal operating units that have similar characteristics have been aggregated and are reported as the Technical Services segment.

Information Technology Services provides a full range of staffing services and professional services on an outsourced basis utilizing personnel with expertise in distributed systems management, applications development and maintenance support, help desk services and personal computer support.

Technical Services provides staffing and outsourcing services engaging personnel who provide engineering, engineering support, technical and telecommunications services through its specialized divisions.

Management Recruiters provides a search and recruiting service for the permanent employment of management personnel. It also provides temporary administrative, clerical and management staffing services through several specialized divisions.

Todays Staffing provides temporary administrative, clerical and legal staffing services.

Operating segment data for the years ended December 31, 2001, 2000 and 1999 follows.

	2001	2000	1999
Revenues			
Information Technology Services	**$ 352,157**	355,693	331,521
Technical Services	**840,015**	985,891	929,118
Management Recruiters	**102,220**	136,752	113,343
Todays Staffing	**193,666**	238,908	227,895
	$1,488,058	1,717,244	1,601,877
(Loss) earnings from continuing operations before income taxes and minority interests			
Operating (loss) profit			
Information Technology Services	**$ 11,832**	17,369	22,581
Technical Services	**(24,883)**	21,827	44,435
Management Recruiters	**12,746**	30,716	22,450
Todays Staffing	**2,616**	15,153	15,166
Corporate expenses	**(23,448)**	(25,260)	(18,656)
	(21,137)	59,805	85,976
Interest expense	**3,065**	5,189	2,114
	$ (24,202)	54,616	83,862
Depreciation and amortization			
Information Technology Services	**$ 4,956**	3,697	1,787
Technical Services	**14,252**	11,763	9,129
Management Recruiters	**4,085**	3,568	2,873
Todays Staffing	**3,401**	3,674	3,755
Corporate	**1,509**	948	800
	$ 28,203	23,650	18,344
Assets			
Information Technology Services	$ 104,787	133,413	131,303
Technical Services	242,233	314,897	276,691
Management Recruiters	47,247	52,029	54,821
Todays Staffing	50,171	62,199	58,555
Corporate	28,134	9,491	9,454
Net assets of discontinued operations	–	–	856
	$ 472,572	572,029	531,680

		2001	2000	1999
Purchases of fixed assets				
Information Technology Services	$	**3,242**	5,003	4,277
Technical Services		**10,970**	20,180	18,394
Management Recruiters		**2,200**	2,604	2,128
Todays Staffing		**958**	1,781	1,178
Corporate		**2,069**	1,047	1,608
	$	**19,439**	30,615	27,585

Intersegment activity is not significant. Therefore, revenues reported for each operating segment are substantially all from external customers.

The Company is domiciled in the United States and its segments operate primarily in the United States. Revenues and fixed assets by geographic area for the years ended December 31, 2001, 2000 and 1999 are as follows:

		2001	2000	1999
Revenues				
United States		**$1,308,030**	1,545,243	1,466,973
Canada, Europe and other		**180,028**	172,001	134,904
		$1,488,058	1,717,244	1,601,877
Fixed assets				
United States	$	**44,239**	61,369	50,139
Canada, Europe and other		**6,671**	4,741	3,117
	$	**50,910**	66,110	53,256

Segment operating results in 2001 and 2000 were impacted as described in Note 2 - Provision for Restructure and Other Charges.

Note 13 – Operating Segments Under New Management Structure

As described above, the Company has reorganized its management and reporting relationships effective January 1, 2002 along four operating segments: Professional Services, Project Management, Permanent Placement and Temporary Staffing. The Permanent Placement and Temporary Staffing operating segments consist of MRI and Todays Staffing, respectively. The Professional Services segment consists of the Technical Services staffing business, the Information Technology Services staffing business and the Company's AndersElite operations in the United Kingdom. The Project Management operating segment consists of CDI's engineering, information technology and telecommunications project management businesses. The Company is providing the following information to present results of operations for the years ended December 31, 2001, 2000 and 1999 for the new reporting structure as if that structure had been in place during 2001:

		2001	2000	1999
Revenues				
Professional Service	$	**784,557**	884,956	836,226
Project Management		**407,615**	456,627	424,413
Management Recruiters		**102,220**	136,753	113,343
Todays Staffing		**193,666**	238,908	227,895
		$1,488,058	1,717,244	1,601,877
(Loss) earnings from continuing operations before income taxes and minority interests				
Operating (loss) profit				
Professional Services	$	**(3,984)**	20,148	33,529
Project Management Services		**(9,067)**	19,048	33,487
Management Recruiters		**12,746**	30,716	22,450
Todays Staffing		**2,616**	15,153	15,166
Corporate expenses		**(23,448)**	(25,260)	(18,656)
		(21,137)	59,805	85,976
Interest expense		**3,065**	5,189	2,114
	$	**(24,202)**	54,616	83,862

The following represents quarterly operating results for 2001 under the new reporting structure:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues				
Professional Services	$ 212,170	203,079	191,507	177,801
Project Management	108,555	105,351	98,298	95,411
Management Recruiters	30,375	27,121	23,570	21,154
Todays Staffing	54,066	51,946	45,388	42,266
	$ 405,166	387,497	358,763	336,632
Operating (loss) profit				
Professional Services	$ 3,294	2,336	1,650	(11,264)
Project Management	2,672	(527)	(1,513)	(9,699)
Management Recruiters	5,740	4,653	3,089	(736)
Todays Staffing	1,926	1,448	(492)	(266)
Corporate	(6,454)	(5,171)	(4,892)	(6,931)
	$ 7,178	2,739	(2,158)	(28,896)

Operating (loss) profit for 2001 includes the provision for restructure, recognized in the fourth quarter, as follows: Professional Services $12,467; Project Management $6,637; Management Recruiters $1,936; Todays Staffing $596; Corporate $790.

Note 14 - Discontinued Operations

In prior years the Company adopted plans to dispose of two separate lines of business within Technical Services that provided certain specialized services to the automotive industry. These businesses have been classified as discontinued operations in the Company's reported results of operations. The disposal or liquidation of these businesses was completed in prior years.

Adjustments were made in 1999 to prior year provisions for loss from discontinued operations resulting in a gain after taxes of $2,768 primarily from the recovery on a disputed contract receivable and adjustment of certain estimates.

Note 15 - Legal Proceedings and Claims

The Company has litigation and other claims pending which have arisen in the ordinary course of business. There are substantive defenses and/or insurance available such that the outcome of these items should not have a material adverse effect on the financial condition or results of operations of the Company.

Independent Auditors' Report

The Board of Directors and Shareholders of CDI Corp.:

We have audited the accompanying consolidated balance sheets of CDI Corp. and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule listed under the heading "Financial statement schedules" on page 32. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CDI Corp. and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Philadelphia, PA
February 20, 2002

/s/ KPMG LLP
KPMG LLP

Quarterly Results (Unaudited)

(In thousands, except per share data)		First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
					Years ended December 31,	
2001						
Revenues	$	**405,166**	**387,497**	**358,763**	**336,632**	**1,488,058**
Gross profit		**109,904**	**101,086**	**90,818**	**81,026**	**382,834**
Operating (loss) profit		**7,178**	**2,739**	**(2,158)**	**(28,896)**	**(21,137)**
Interest expense		**938**	**924**	**867**	**336**	**3,065**
Net (loss) earnings	$	**3,745**	**989**	**(1,970)**	**(18,374)**	**(15,610)**
Basic and diluted earnings (loss) per share	$	**.20**	**.05**	**(.10)**	**(.96)**	**(.82)**
2000						
Revenues	$	421,400	437,447	441,571	416,826	1,717,244
Gross profit		114,022	122,685	120,916	109,136	466,759
Operating profit (loss)		20,914	22,798	18,978	(2,885)	59,805
Interest expense		1,048	1,393	1,392	1,356	5,189
Net earnings (loss)	$	11,804	12,828	11,220	(2,849)	33,003
Basic and diluted earnings (loss) per share	$	.62	.67	.59	(.15)	1.73

There were $22.4 million of pre-tax charges in the fourth quarter of 2001 related to the Company's provision for restructure.

There were $11.7 million of pre-tax charges in the fourth quarter of 2000 that include resolution of a dispute with a health insurance provider, billing adjustments, executive separation costs and other charges.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

PART III

Part III of this form is omitted by the Registrant since it will file with the Commission a definitive proxy statement pursuant to Regulation 14A involving the election of directors not later than 120 days after the close of the fiscal year.

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) Documents filed as part of this report

Financial statements

The consolidated balance sheets of the Registrant as of December 31, 2001 and 2000, the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years ended December 31, 2001, 2000 and 1999, the footnotes thereto and the report of KPMG LLP, independent auditors, are filed herewith.

Financial statement schedules
Schedule submitted for the years ended December 31, 2001, 2000 and 1999.

II - Valuation and Qualifying Accounts

(b) Registrant did not file a Form 8-K during the quarter ended December 31, 2001.

(c) Exhibits

3.(i) Articles of incorporation of the Registrant, incorporated herein by reference to the Registrant's report on Form 10-Q for the quarter ended June 30, 1990 (File No. 1-5519).

(ii) Bylaws of the Registrant, incorporated herein by reference to the Registrant's report on Form 10-Q for the quarter ended June 30, 1990 (File No. 1-5519).

10.a. CDI Corp. Non-Qualified Stock Option and Stock Appreciation Rights Plan, incorporated herein by reference to the Registrant's report on Form 10-Q for the quarter ended June 30, 1997 (File No. 1-5519). (Constitutes a management contract or compensatory plan or arrangement)

b. Amended and Restated CDI Corp. 1998 Non-Qualified Stock Option Plan. (Constitutes a management contract or compensatory plan or arrangement)

c. CDI Corp. Performance Shares Plan, incorporated herein by reference to the Registrant's report on Form 10-Q for the quarter ended March 31, 1998 (File No. 1-5519). (Constitutes a management contract or compensatory plan or arrangement)

d. Amended and Restated CDI Corp. Stock Purchase Plan for Management Employees and Non-Employee Directors, incorporated herein by reference to the Registrant's report on Form 10-Q for the quarter ended June 30, 2000 (File No. 1-5519). (Constitutes a management contract or compensatory plan or arrangement)

e. Supplemental Pension Agreement dated April 11, 1978 between CDI Corporation and Walter R. Garrison, incorporated herein by reference to the Registrant's report on Form 10-K for the year ended December 31, 1989 (File No. 1-5519). (Constitutes a management contract or compensatory plan or arrangement)

f. Consulting Agreement dated as of April 7, 1997 by and between Registrant and Walter R. Garrison, incorporated by reference to the Registrant's report on Form 10-Q for the quarter ended June 30, 1997 (File No. 1-5519). (Constitutes a management contract or compensatory plan or arrangement)

g. Amendment dated as of April 12, 2000 to Consulting Agreement dated as of April 7, 1997 by and between Registrant and Walter R. Garrison, incorporated herein by reference to the Registrant's report on Form 10-Q for the quarter ended June 30, 2000 (File No. 1-5519). (Constitutes a management contract or compensatory plan or arrangements)

h. Employment Agreement dated July 8, 1997, including Restricted Stock Agreement and Non-Qualified Stock Option Agreement, by and between Registrant and Brian J. Bohling, incorporated herein by reference to the Registrant's report on Form 10-Q for the quarter ended March 31, 1998 (File No. 1-5519). Constitutes a management contract or compensatory plan or arrangement)

i. Supplemental Retirement Agreement dated November 18, 1997 by and between Registrant and Brian J. Bohling, incorporated herein by reference to the Registrant's report on Form 10-Q for the quarter ended March 31, 1998 (File No. 1-5519). (Constitutes a management contract or compensatory plan or arrangement)

j. Employment Agreement effective January 1, 1998 by and between Registrant and Joseph R. Seiders, incorporated herein by reference to the registrant's report on Form 10-Q for the quarter ended March 31, 1998 (File No. 1-5519). (Constitutes a management contract or compensatory plan or arrangement)

k. Restricted Stock Agreement dated as of October 25, 1999 between Registrant and Gregory L. Cowan, incorporated herein by reference to Registrant's report on Form 10-K for the year ended December 31, 1999 (File No. 1-5519). (Constitutes a management contract or compensatory plan or arrangement)

l. Consulting and Non-Competition Agreement and Release and Waiver of Claims dated June 4, 2001 by and between the Registrant and Brian J. Bohling, incorporated by reference to the Registrant's report on Form 10-Q for the quarter ended June 30, 2001 (File No. 1-5519). (Constitutes a management contract or compensatory plan or agreement)

m. Release and Waiver of Claims dated as of December 4, 2001 by and between the Registrant and Raymond S. Barratt. (Constitutes a management contract or compensatory plan or agreement)

n. Employment Agreement dated as of October 1, 2001 by and between Registrant and Roger H. Ballou. (Constitutes a management contract or compensatory plan or agreement)

21. Subsidiaries of the Registrant.

23. Consents of experts and counsel.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDI Corp.

By: /s/ Roger H. Ballou
Roger H. Ballou,
President and Chief Executive Officer
Date: March 14, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By: /s/ Roger H. Ballou
Roger H. Ballou
President, Chief Executive Officer and Director
(Principal Executive Officer)
Date: March 14, 2002

By: /s/ Gregory L. Cowan
Gregory L. Cowan
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)
Date: March 14, 2002

By: /s/ Walter E. Blankley
Walter E. Blankley
Director
Date: March 20, 2002

By: /s/ Michael J. Emmi
Michael J. Emmi
Director
Date: March 14, 2002

By: /s/ Walter R. Garrison
Walter R. Garrison
Director
Date: March 14, 2002

By: /s/ Kay Hahn Harrell
Kay Hahn Harrell
Director
Date: March 14, 2002

By: /s/ Lawrence C. Karlson
Lawrence C. Karlson
Director
Date: March 15, 2002

By: /s/ Allen M. Levantin
Allen M. Levantin
Director
Date: March 16, 2002

By: /s/ Alan B. Miller
Alan B. Miller
Director
Date: March 14, 2002

By: /s/ Barton J. Winokur
Barton J. Winokur
Director
Date: March 18, 2002

Schedule II

Valuation and Qualifying Accounts
(Allowance for Uncollectible Receivables)

	Balance at beginning of year	Additions charged to earnings	Uncollectible receivables written off, net of recoveries	Other changes	Balance at end of year
Dec. 31, 2001	**$3,694,000**	**9,436,000**	**4,753,000**	**—**	**8,377,000**
Dec. 31, 2000	$4,203,000	3,863,000	4,372,000	—	3,694,000
Dec. 31, 1999	$6,000,000	915,000	2,807,000	95,000(a)	4,203,000

(a) Allowance of acquired businesses at dates of acquisition.

Corporate Information

DIRECTORS

Roger H. Ballou [1,5]
President and Chief Executive Officer of CDI Corp.

Walter E. Blankley [3,4]
Retired Chairman of the Board and Chief Executive Officer of AMETEK, Inc.

Michael J. Emmi [2,5]
Retired Chairman and Chief Executive Officer of Systems & Computer Technology Corporation

Walter R. Garrison [1,4]
Chairman of the Board of CDI Corp.

Kay Hahn Harrell [2,3]
Chairman and Chief Executive Officer of Fairmarsh Consulting

Lawrence C. Karlson [4,5]
Private Investor and Consultant; Chairman of Mikron Instrument Company, Inc.

Allen M. Levantin [4]
Retired Interim President and Chief Executive Officer of CDI Corp.

Alan B. Miller [3]
Chairman of the Board, President and Chief Executive Officer of Universal Health Services, Inc.

Barton J. Winokur [1,2,5]
Chairman and Partner, Dechert

1 Member of Executive Committee
2 Member of Audit Committee
3 Member of Compensation Committee
4 Member of Governance Committee
5 Member of Finance Committee

CORPORATE EXECUTIVES

Roger H. Ballou
President and Chief Executive Officer

Gregory L. Cowan
Executive Vice President and Chief Financial Officer

Arlington Nagle, Jr.
Senior Vice President and Treasurer

Joseph R. Seiders
Senior Vice President, General Counsel and Secretary

Cecilia J. Venglarik
Senior Vice President, Human Resources

SHAREHOLDER REFERENCE

Registrar and Transfer Agent
Mellon Investor Services, LLC
85 Challenger Road
Ridgefield Park, NJ 07660
http://www.melloninvestor.com
800.851.9677
TDD for Hearing Impaired:
800.231.5469
Foreign Shareholders:
201.329.8660
TDD for Foreign Shareholders:
201.329.8354

Stock Listing
New York Stock Exchange
Ticker symbol: CDI

A copy of the Form 10-K for 2001 filed with the Securities and Exchange Commission accompanies this Annual Report. Copies of the announcements and quarterly earnings for 2002 are available without charge to any shareholder or beneficial owner of CDI stock upon request to:

Treasurer's Office, CDI Corp.
1717 Arch Street, 35th Floor
Philadelphia, PA 19103-2768

CDI Corp. and its affiliated companies are Equal Opportunity Employers.

Internet Address
CDI Corp.'s home page address on the Internet is: http://www.cdicorp.com

CDI®

1717 Arch Street, 35th Floor, Philadelphia, PA 19103

www.cdicorp.com